Form 10-K, Exhibit 13
period 1996-06-30
ROBINSON NUGENT INC
filed 1996-09-25
CIK 276747

ROBINSON NUGENT, INC. AND SUBSIDIARIES

                                       TEN-YEAR FINANCIAL SUMMARY
                                       IN THOUSANDS, EXCEPT PER SHARE DATA
- --------------------------------------------------------------------------------
                                                  Years ended June 30

                                          1996            1995           1994
                                 --------------------------------------------
OPERATING RESULTS:
- -----------------------------------------------------------------------------
Net sales                              $80,964          80,679         67,557
Cost of sales                           65,604          59,329         49,642
                                 --------------------------------------------
    Gross profit                        15,360          21,350         17,915
Selling, general and
  administrative expenses               16,749          15,586         13,727
Provision for restructuring                 --              --             --
Provision for plant
  consolidation                             --              --             --
                                 --------------------------------------------
    Operating income (loss)             (1,389)          5,764          4,188
Other income (expense)                    (305)           (170)           841
                                 --------------------------------------------
    Income (loss) before income
      taxes, extraordinary item
      and change in accounting
      principle                         (1,694)          5,594          5,029
Income taxes (benefit)                     465           1,855          2,410
Extraordinary item - gain on
  fire insurance recovery                   --              --             --
Cumulative effect of change
  in accounting principle                   --              --             --
                                 --------------------------------------------
    Net income (loss)                 $ (2,159)          3,739          2,619
                                 --------------------------------------------
Return on net sales                      (2.7%)           4.6%           3.9%

PER SHARE INFORMATION:
- -----------------------------------------------------------------------------
Net income (loss)                     $   (.40)            .69            .49
Cash dividends                             .12             .12            .12
Weighted average shares
  outstanding (in thousands)             5,333           5,383          5,368
Book value at year-end*                   6.13            6.79           5.91

BALANCE SHEET:
- -----------------------------------------------------------------------------
Working capital                        $10,328          15,875         15,014
Property, plant and
  equipment - net                       23,618          24,609         19,344
Total assets                            51,466          54,169         45,377
Long-term debt                           3,036           4,143          2,408
Shareholders' equity                    29,968          36,480         31,419

OTHER DATA:
- -----------------------------------------------------------------------------
Current ratio to 1.0                       1.6             2.3            2.4
Return on shareholders'
  average equity                         (6.0%)          11.0%           8.8%
Capital additions                        7,474           5,929          5,793
Depreciation and
  amortization                           6,135           3,714          3,003

* On the basis of year-end outstanding common shares.

See Note 18 of Notes to Consolidated Financial Statements for Selected Quarterly Financial Data, including dividend payments on common shares.


                                             1993         1992         1991        1990        1989         1988         1987
                                 --------------------------------------------------------------------------------------------
OPERATING RESULTS:
- -----------------------------------------------------------------------------------------------------------------------------
Net sales                                  58,671       50,759       53,061      55,031      53,149       52,730       46,201
Cost of sales                              42,986       38,750       41,529      41,802      39,504       37,673       34,467
                                 --------------------------------------------------------------------------------------------
     Gross profit                          15,685       12,009       11,532      13,229      13,645       15,057       11,734
Selling, general and
  administrative expenses                  12,039       10,985       11,153      12,724      11,531       10,736       10,563
Provision for restructuring                   620           --           --          --          --           --        2,934
Provision for plant
  consolidation                                --           --           --          --          --        1,700           --
                                 --------------------------------------------------------------------------------------------
     Operating income (loss)                3,026        1,024          379         505       2,114        2,621       (1,763)
Other income (expense)                       (464)         214          438        (259)        236          593         (596)
                                 --------------------------------------------------------------------------------------------
     Income (loss) before income
       taxes, extraordinary item
       and change in accounting
       principle                            2,562        1,238          817         246       2,350        3,214       (2,539)
Income taxes (benefit)                        900          290          250        (450)        400          800         (800)
Extraordinary item - gain on
  fire insurance recovery                      --           --           --          --          --        1,379           --
Cumulative effect of change
  in accounting principle                      --           --           --          --          --          160           --
                                 --------------------------------------------------------------------------------------------
     Net income (loss)                      1,662          948          567         696       1,950        3,953       (1,739)
                                 --------------------------------------------------------------------------------------------
Return on net sales                          2.8%         1.9%         1.1%        1.3%        3.7%         7.5%        (3.8%)

PER SHARE INFORMATION:
- -----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                             .31          .18          .10         .13         .33          .57         (.25)
Cash dividends                                .08          .08          .08         .08         .08          .07          .06
Weighted average shares
  outstanding (in thousands)                5,331        5,315        5,315       5,296       5,840        6,845        6,856
Book value at year-end*                      5.31         5.52         5.17        5.34        4.96         5.27         4.75

BALANCE SHEET:
- -----------------------------------------------------------------------------------------------------------------------------
Working capital                            14,780       17,431       16,210      16,595      14,609       22,806       20,146
Property, plant and
  equipment - net                          15,871       15,506       15,216      16,077      15,843       18,571       17,949
Total assets                               40,727       40,520       38,743      40,823      38,170       50,413       45,087
Long-term debt                              2,166        3,409        3,234       3,589       3,519        4,273        4,667
Shareholders' equity                       28,231       29,346       27,490      28,370      26,179       36,082       32,582

OTHER DATA:
- -----------------------------------------------------------------------------------------------------------------------------
Current ratio to 1.0                          2.5          3.4          3.2         3.0         2.9          3.5          3.9
Return on shareholders'
  average equity                             5.8%         3.3%         2.0%        2.6%        6.3%        11.5%        (5.2%)
Capital additions                           4,060        2,382        2,488       1,994       1,036        4,512        2,373
Depreciation and
  amortization                              3,031        2,809        2,897       2,752       3,100        3,393        3,988



ROBINSON NUGENT, INC. AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS
                       OF OPERATIONS AND FINANCIAL CONDITION
- -------------------------------------------------------------------------------

1996 VERSUS 1995

Customer orders for the fiscal year ended June 30, 1996, were $81.6 million, down $.7 million or 1%, compared to customer orders of $82.3 million in the prior year. Sales in fiscal 1996 were $81.0 million, slightly ahead of sales of $80.7 million in the prior year. A pretax loss of $1.7 million in fiscal
1996 compares to a $5.6 million pretax profit in fiscal year 1995. The Company's net loss for fiscal 1996 was $2.2 million or 40 cents per common share compared to net income of $3.7 million or 69 cents in the prior fiscal year.

Included in the net loss were special charges of approximately $2.1 million after tax, or 40 cents per share, recorded in the fourth quarter of 1996. These charges included the reduction of carrying values on various production equipment due to shorter product life cycles and increasing competitive market conditions ($1.2 million after tax), the elimination of goodwill associated with a European subsidiary ($.6 million after tax), and provisions for workforce reductions and associated personnel charges ($.3 million after tax).

The slight increase in worldwide sales reflected higher sales at the Company's domestic cable assembly operation, the effect of the full year of sales at Robinson Nugent, Belgium b.v.b.a. (formerly Teckino Manufacturing b.v.b.a.), and higher sales of the Company's backpanel connector products. The higher revenue items were offset by world-wide price erosion of memory module sockets and a lower volume of screw machine products. The worldwide price erosion in memory module sockets reflects the changing marketplace as this product migrates from a customer specific to a commodity component.

Customer sales in the United States of $51.7 million increased 8% from the prior year and represented 64% of consolidated sales in 1996, compared to 60% in 1995. Higher sales of METPAK-Registered Trademark- 2 connectors, high-density connectors and cable assemblies were major contributors to the increase revenue. European sales of $19.6 million in fiscal year 1996 decreased by $.1 million, and represented 24% of the Company's consolidated sales.

This decrease reflects lower memory module socket sales, which were partially offset by a full year of sales for Robinson Nugent, Belgium (acquired in February 1995), and increased sales of PC memory card products. Asia sales (from the Company's Japan, Malaysia and Singapore operations) of $8.2 million in fiscal 1996 decreased $2.4 million primarily due to lower socket sales in Japan and lower cable assembly and connector sales in Malaysia.

Gross profits of $15.4 million in fiscal 1996 decreased $6.0 million or 28.1% compared to fiscal 1995. The reduced gross profits reflected the lower gross profits from operations in the United States, Europe and Asia Pacific, higher research, development and engineering expenses, and an adjustment in the fourth quarter that reduced the carrying values of various production equipment. During the fourth quarter the Company determined that shorter product life cycles and increasing competitive market conditions negatively affected the carrying values of various production equipment. Therefore, a charge of $1.8 million pretax ($1.2 million after-tax) was recorded. Gross profits from operations during fiscal 1996 were also negatively affected by worldwide price erosion in the industry, lower factory utilization in both the United States and Europe, and higher costs on some newer products reflecting start-up phase production techniques. Gross profits were higher in the backpanel connector line, reflecting higher volume and the effect of manufacturing cost reduction programs.

Direct costs consisting of materials, direct production labor and related production expenses were up as a percentage of sales reflecting reduced pricing and an unfavorable product mix. Fixed costs also increased as a percent of sales reflecting higher equipment depreciation, increased factory overheads and lower utilization of the Company's production facilities. Research, development and engineering expenses, which were included in gross profit, were $3.7 million for fiscal 1996 compared to $3.1 million for fiscal 1995. Engineering represented 4.5% of sales in 1996, compared to 3.8% in the prior year, as the Company continues to expand its product development efforts.

- -------------------------------------------------------------------------------

Selling, general and administrative expenses of $16.7 million increased by $1.2 million or 7.5% in 1996 compared to 1995. The increase in SG&A reflects a fourth quarter charge of $.6 million relating to the elimination of goodwill associated with Robinson Nugent, Belgium and higher operating expenses in Europe and Asia Pacific. Management's decision to eliminate the goodwill at Robinson Nugent, Belgium was based on the departure of key personnel and the reduction in revenues of non-connector products. Expenses in Europe increased primarily due to the inclusion of a full year of expenses in Robinson Nugent, Belgium. Asia Pacific's increase reflects the additional expenses associated with the establishment of a regional head-quarters office in Singapore.

Other income (expense) in fiscal 1996 was a net expense of $.3 million, compared to a net expense of $.2 million in fiscal 1995. The increase in 1996 reflected higher net interest expense (increased borrowings), lower royalty income, and expenses relating to the Isocon L.C. joint venture, which was dissolved during the year. These increased expenses were mitigated by a foreign currency exchange gain of $.1 million in 1996, compared to a currency exchange loss of $.3 million in 1995. The currency fluctuations were primarily related to intercompany receivable and payable positions between the Company's subsidiaries.

The provisions for income taxes in 1996 and 1995 were provided on the basis of effective tax rates in the respective countries. The elimination of goodwill in the 1996 fourth quarter was not currently deductible. The Company also did not recognize tax benefits resulting from losses at certain foreign operations. These tax benefits will not be recognized until management is able to project the probable utilization of all or part of these losses.

1995 VERSUS 1994

Customer orders for the fiscal year ended June 30, 1995, were $82.3 million, up 18 percent over customer orders of $69.9 million in the prior year.
Sales in fiscal 1995 were $80.7 million, up 19 percent over sales of $67.6 million in the prior year. Pretax profits advanced to $5.6 million in fiscal 1995, an increase of 11 percent over $5.0 million pretax profit in the prior year. Net income for fiscal 1995 was $3.7 million, or 69 cents per common share, compared to $2.6 million or 49 cents per common share, in fiscal 1994. The operating results for 1994 included income in the second quarter of $1.0 million ($.6 million after related income taxes) from an out-of-court settlement of a lawsuit with a competitor for alleged breach of contract and the appropriation of trade secrets.

The Company increased sales in all major markets in fiscal 1995. Sales growth was primarily the result of increased sales of newer products, a strengthened European operation, continued growth in the computer, network and communications markets, and the acquisition of Robinson Nugent, Belgium. Customer sales in the United States increased by 8 percent, or $3.7 million, and represented 60 percent of consolidated sales in 1995, compared to 66 percent in 1994. The increase in the United States reflects increased sales of the Company's high-density connector lines, including strong memory module sockets sales. European sales increased by $7.1 million or 56 percent, and represented 25 percent of the Company's sales in 1995 compared to 19 percent in 1994. The increase in European sales reflects the growth in the Company's Scotland operation, improved European economic conditions and the acquisition of Robinson Nugent, Belgium. Robinson Nugent, Belgium, an engineering and manufacturing development company located in Belgium, was acquired in February 1995. Asia sales, principally to Japan, Malaysia and Singapore, increased by $1.5 million or 16 percent in fiscal 1995. The sales growth in Malaysia and Singapore continues to reflect the demand of the Company's U.S. customers with multinational locations. To broaden the customer base in this region, the Company has expanded manufacturing operations in Malaysia and established an administrative, marketing and sales headquarters in Singapore in the fourth quarter of 1995.

Gross profits of $21.4 million in fiscal 1995 increased by $3.4 million or 19 percent compared to fiscal 1994. Expressed as a percent of sales, gross profit was at 26.5 percent for both fiscal periods. The higher gross profit dollars were the result of the higher

- -------------------------------------------------------------------------------

sales, improved margins on newer products and favorable manufacturing efficiencies at the plant level. Included in gross profit were expenditures for research, development and engineering of $3.1 million in 1995 compared to $2.5 million in 1994. The increase in engineering of $.6 million or 24 percent reflects the Company's continued commitment to develop new and improved products. Direct cost consisting of materials, direct production labor and associated production costs were down slightly as a percent of sales reflecting improved manufacturing efficiencies and a favorable product mix. Fixed costs decreased as a percent of sales reflecting the improved utilization of the Company's productive base.

Selling, general and administrative expenses increased by $1.9 million or 14 percent in 1995 compared to 1994. The increase in expenses reflects the higher sales related expenses, such as commissions, a full year's expense for the Company's European headquarters operations and costs associated with the establishment of the Asia Pacific headquarters in Singapore. Selling, general and administrative expenses were $15.6 million, or 19.4 percent of net sales in 1995, and $13.7 million, or 20.3 percent of net sales in 1994.

Other income (expense) in 1995 was a net expense of $.2 million compared to income of $.8 million in the prior 1994 fiscal year. Other income in 1994 included the out-of-court settlement of $1.0 million previously noted. In 1995 other income (expense) included $.3 million from currency exchange losses associated with the fluctuations of certain European currencies primarily in the third quarter of 1995, $.3 million of royalty income, and net interest expense of $.1 million.

Provisions for income taxes in 1995 and 1994 were provided on the basis of effective rates in the respective countries. The effective rate of 33 percent in fiscal 1995 was lower than the 48 percent rate in the prior year. The decrease in the effective tax rate, when compared to the prior year, reflects a research and experimental tax credit recorded in 1995, and prior year results included significantly higher losses without recognition of tax benefits as compared to a marginal profit in the current year at the Company's Scotland operations. At such time as management is able to project the probable utilization of all or part of the net operating loss carryforward provision, the valuation allowance for the deferred tax asset will be reversed.

LIQUIDITY AND CAPITAL RESOURCES

Working capital, as of June 30, 1996, was at $10.3 million compared to $15.9 million at June 30, 1995. The Company's current ratio at June 30, 1996 was
1.6 to 1, compared to 2.3 to 1 at June 30, 1995. Cash balances at June 30, 1996, were $2.4 million compared to $2.5 million at year-end June 30, 1995. The decrease in working capital primarily reflects the use of funds to finance a $3.4 million common share repurchase program (completed in the fourth quarter of 1996), higher inventory levels, up $2.2 million, and higher capital expenditures. The Company's funding requirements were primarily provided by increased short-term borrowings and accounts receivable collections. The short-term borrowing level averaged $2.2 million over the year and reached $6.4 million at its highest level at year-end. The Company's inventory level increased primarily due to lower fourth quarter revenues resulting from delayed shipments requested by several key customers, a decline in sales through distributors, and the general slowness of the European market. Accounts receivable decreased by $1.8 million, reflecting the reduced fourth quarter sales volume.

The Company's long-term debt as a percentage of stockholders equity was 10.1 percent at year-end 1996, compared to 11.4 percent at year-end 1995.

Capital expenditures, primarily for new mold tools, contact dies and assembly equipment, were $7.5 million in the fiscal year 1996, compared to $5.9 million in 1995. The capital investments primarily relate to the development and production of new products, and manufacturing cost reduction programs.

The Company believes future cash requirements for capital expenditures and working capital can be funded from operations and supplemental midterm debt, if required. The Company currently has available bank lines of credit of $7.2 million and unused bank lines of credit of $.8 million.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

                    OPERATING RESULTS AS A PERCENTAGE OF NET SALES
- -------------------------------------------------------------------------------
                                        1996           1995         1994
- ------------------------------------------------------------------------
Net Sales                              100.0%         100.0%       100.0%
Cost of sales                           81.0           73.5         73.5
                                   -------------------------------------
Gross profit                            19.0           26.5         26.5
Selling, general and
  administration expenses               20.7           19.4         20.3
                                   -------------------------------------
Operating income (loss)                 (1.7)           7.1          6.2
Other income (expense)                  (0.3)          (0.2)         1.2
                                   -------------------------------------
Income (loss) before income taxes       (2.0)           6.9          7.4
Income taxes                             0.7            2.3          3.5
                                   -------------------------------------
Net income (loss)                       (2.7%)          4.6%         3.9%
- ------------------------------------------------------------------------


                    PRICE RANGE AND DIVIDEND INFORMATIOn
- -------------------------------------------------------------------------------
The following table sets forth the high and low closing price of the Company's common shares, which are traded over the Nasdaq National Market under the symbol: RNIC, and the cash dividends declared per share in each of the quarters during the past two fiscal years ended in June 30, 1996.

                                                 Price Range     Cash Dividends
- -------------------------------------------------------------------------------
FISCAL 1996                                    High      Low
- -------------------------------------------------------------------------------
   First quarter ended September 30          $10 7/8    8 1/8            $  .03
   Second quarter ended December 31            9 7/8    5 3/8               .03
   Third quarter ended March 31                6 3/8    4 1/2               .03
   Fourth quarter ended June 30                    7    4 3/4               .03
- -------------------------------------------------------------------------------

FISCAL 1995
- -------------------------------------------------------------------------------
   First quarter ended September 30          $ 6 7/8    5 3/8            $  .03
   Second quarter ended December 31            8 7/8    6 3/8               .03
   Third quarter ended March 31                9 3/8    7 5/8               .03
   Fourth quarter ended June 30                9 1/2    6 7/8               .03
- -------------------------------------------------------------------------------
As of June 30, 1996, the Company had approximately 750 holders of record of its common shares.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS
                    IN THOUSANDS, EXCEPT SHARE DATA
- -------------------------------------------------------------------------------
                                                              June 30
ASSETS                                              1996       1995       1994
- ------------------------------------------------------------------------------
Current Assets:
    Cash and cash equivalents                   $  2,368      2,460      2,991
    Receivables, less allowance for doubtful
      receivables of $739 in 1996, $651
      in 1995 and $697 in 1994                    10,433     12,209     10,539
    Inventories                                   13,446     11,278      9,807
    Other current assets                           1,532      2,418      2,634
                                              --------------------------------
         Total current assets                     27,779     28,365     25,971

Property, plant and equipment, at cost
  less accumulated depreciation and
  amortization                                    23,618     24,609     19,344
Other assets                                          69      1,195         62
                                              --------------------------------
         Total assets                            $51,466     54,169     45,377
- ------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------------------
Current liabilities:
    Current installments of long-term debt       $   713        924        341
    Short-term bank borrowings                     6,400        538        800
    Accounts payable                               5,692      6,131      5,356
    Accrued expenses                               4,557      4,456      3,689
    Income taxes payable                              89        441        771
                                              --------------------------------
         Total current liabilities                17,451     12,490     10,957

Long-term debt, excluding current
  installments                                     3,036      4,143      2,408
Deferred income taxes                              1,011      1,056        593
                                              --------------------------------
         Total liabilities                        21,498     17,689     13,958

Shareholders' equity:
    Common shares without par value
      Authorized 15,000,000 shares;
      issued 6,851,250 shares in
      1996 and 6,850,000 shares in
      1995 and 1994                               20,950     20,896     20,775
    Retained earnings                             19,521     22,325     19,299
    Equity adjustment from foreign
      currency translation                         2,847      3,774      2,513
    Employee stock purchase plan
      loans and deferred compensation               (354)      (768)    (1,094)
    Less cost of common shares in treasury;
      1,959,485 shares in 1996, 1,479,586
      shares in 1995 and 1,532,630 shares
      in 1994                                    (12,996)    (9,747)   (10,074)
                                              --------------------------------
         Total shareholders' equity               29,968     36,480     31,419
                                              --------------------------------
         Total liabilities and
           shareholders' equity                  $51,466     54,169     45,377
- ------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    IN THOUSANDS, EXCEPT PER SHARE DATA
- -------------------------------------------------------------------------------
                                                       Years ended June 30,
                                                    1996       1995       1994
- ------------------------------------------------------------------------------
Net sales                                        $80,964     80,679     67,557
Cost of sales                                     65,604     59,329     49,642
                                              --------------------------------
         Gross profit                             15,360     21,350     17,915
Selling, general and administrative
  expenses                                        16,749     15,586     13,727
                                              --------------------------------
         Operating income (loss)                  (1,389)     5,764      4,188

Other income (expense):
    Interest income                                  129        134        192
    Interest expense                                (511)      (262)      (274)
    Currency exchange gain (loss)                     81       (286)       (39)
    Settlement of lawsuit                             --         --      1,000
    Royalty income                                   118        295         --
    Other                                           (122)       (51)       (38)
                                              --------------------------------
         Total other income (expense)               (305)      (170)       841
                                              --------------------------------

         Income (loss) before income taxes        (1,694)     5,594      5,029
Income taxes                                         465      1,855      2,410
                                              --------------------------------
         Net income (loss)                      $ (2,159)     3,739      2,619
- ------------------------------------------------------------------------------
         Net income (loss) per common share     $   (.40)       .69        .49
- ------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ROBINSON NUGENT, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY IN THOUSANDS, EXCEPT PER SHARE DATA


- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Employee
                                                                                           Stock Purchase
                                                                                  Foreign      Plan Loans
                                               Common shares       Retained      currency    and Deferred         Treasury shares
Years ended June 30, 1996, 1995 and 1994      Shares  Amount       earnings   translation    Compensation        Shares     Amount
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993                       6,850 $ 20,775       17,327          1,584         (1,366)        (1,535)  $(10,089)
   Net income                                     --       --        2,619             --             --             --         --
   Dividends ($.12 per share)                     --       --         (638)            --             --             --         --
   Equity adjustments from foreign
       currency translation                       --       --           --            929             --             --         --
   Stock purchase plan loans and
       deferred compensation                      --       --           --             --            (81)            --         --
   Stock purchase plan repayments                 --       --           --             --             95             --         --
   Amortization of deferred compensation          --       --           --             --            155             --         --
   Stock purchase plan terminations               --       --           --             --            103             --         --
   Stock options exercised                        --       --           (9)            --             --              2         15

                                               -----------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                       6,850 $ 20,775       19,299          2,513         (1,094)        (1,533)  $(10,074)
   Net income                                     --       --        3,739             --             --             --         --
   Dividends ($.12 per share)                     --       --         (640)            --             --             --         --
   Equity adjustments from foreign
       currency translation                       --       --           --          1,261             --             --         --
   Stock purchase plan repayments                 --       --           --             --             91             --         --
   Amortization of deferred compensation          --       --           --             --            153             --         --
   Stock purchase plan terminations,
       including the gain on disposition
       of stock held by the plan trust            --       48           --             --             82             --         --
   Stock options exercised                        --       --          (73)            --             --             25        152
   Investment in RN Belgium                       --       73           --             --             --             28        175

                                               -----------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                       6,850  $20,896       22,325          3,774           (768)        (1,480)   $(9,747)
   Net loss                                       --       --       (2,159)            --             --             --         --
   Dividends ($.12 per share)                     --       --         (645)            --             --             --         --
   Equity adjustments from foreign
       currency translation                       --       --           --           (927)            --             --         --
   Stock purchase plan repayments                 --       --           --             --            192             --         --
   Amortization of deferred compensation          --       --           --             --            151             --         --
   Stock purchase plan terminations,
       including the loss on disposition
       of stock held by the plan trust            --       (5)          --             --             71             --         --
   Stock awards                                    1        7           --             --             --             --         --
   Purchase of treasury stock                     --       --           --             --             --           (499)    (3,372)
   Stock options exercised                        --        3           --             --             --             --         --
   Investment in RN Belgium                       --       49           --             --             --             20        123
                                               -----------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1996                       6,851  $20,950       19,521          2,847           (354)        (1,959)  $(12,996)
- ----------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                    IN THOUSANDS

- -------------------------------------------------------------------------------
                                                         Years ended June 30
                                                        1996     1995     1994
- ------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                    $(2,159)   3,739    2,619
   Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
     Elimination of RN Belgium goodwill                  636       --       --
     Depreciation and amortization                     6,135    3,714    3,003
     Reduction and disposal of capital assets          1,971       71       81
     (Increase) decrease in receivables                1,776   (1,330)  (1,214)
     Increase in inventories                          (2,168)  (1,136)  (1,108)
     (Increase) decrease in other current assets         731      350     (626)
     Increase (decrease) in accounts payable
       and accrued expenses                             (338)     631    1,048
     Decrease in income taxes payable                   (352)    (330)    (215)
     Decrease in deferred income taxes                   110      197      102
     Employee stock purchase plan deferred
       compensation                                       --       --      (33)
                                                 -----------------------------
             Net cash provided by operating
               activities                              6,342    5,906    3,657

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                             (7,474)  (5,929)  (5,793)
     Investment in RN Belgium, net of
       cash acquired                                      --     (186)      --
     Increase (decrease) in other assets                  41      (26)      57
                                                 -----------------------------
             Net cash used in investing
               activities                             (7,433)  (6,141)  (5,736)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from short-term bank borrowings            6,262      738    3,200
   Repayment of short-term bank borrowings              (389)  (1,150)  (2,400)
   Proceeds from long-term debt                          193       --    2,034
   Repayment of long-term debt                          (723)    (201)  (2,688)
   Cash dividends                                       (645)    (640)    (638)
   Issuance of common shares                               5       --       --
   Purchase of treasury shares                        (3,372)      --       --
   Repayment of employee stock purchase plan loans       192       91       95
   Employee stock purchase plan loans                     --       --      (48)
   Proceeds from stock purchase plan terminations         66      130       --
   Proceeds from exercised stock options                   3       79        6
                                                 -----------------------------
             Net cash provided by (used in)
               financing activities                    1,592     (953)    (439)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                 (593)     657      583

         Decrease in cash and cash equivalents           (92)    (531)  (1,935)
         Cash and cash equivalents at beginning
           of year                                     2,460    2,991    4,926
                                                 -----------------------------
         Cash and cash equivalents at end of year   $  2,368    2,460    2,991
- ------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES FOR THE YEAR ENDED JUNE 30, 1995:

     Fair value of assets acquired,
       other than cash                                                 $ 3,660
     Liabilities assumed                                                (2,164)
     Treasury shares (28,408) issued
       to former owners                                                   (248)
     Payable to former owners of acquired
       business                                                         (1,062)
                                                                        ------
         Cash paid for Teckino                                             186
                                                                        ------
                                                                        ------




See accompanying notes to consolidated financial statements.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    IN THOUSANDS, EXCEPT PER SHARE DATA
- -------------------------------------------------------------------------------
NOTE 1              NATURE OF OPERATIONS AND ORGANIZATIONS

Robinson Nugent, Inc. designs, manufactures, and markets electronic connectors, integrated circuit sockets and cable assemblies. Its products are sold throughout the world for use by manufacturers of computers, networks and telecommunications equipment and industrial controls, and a wide variety of other products to interconnect components of electronic systems.

- -------------------------------------------------------------------------------
NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The assets, liabilities and operations of foreign subsidiaries have been generally translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 - "Foreign Current Translation."

STATEMENT OF CASH FLOWS. Cash and cash equivalents are defined as cash in banks and investment instruments having maturities of ninety one days or less on their acquisition date.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT. Depreciation is provided by the straight-line method over the estimated useful lives of buildings, machinery, and equipment for financial reporting purposes. Depreciation expenses include the amortization of buildings capitalized under lease obligations in accordance with Statement of Financial Accounting Standards No. 13 - "Accounting for Leases." Depreciation expense was $5,901 in 1996, $3,530 in 1995 and $2,848 in 1994.

INCOME TAXES. In 1994, the Company changed its accounting for income taxes to comply with the requirements of the Statement of Financial Accounting Standards
(SFAS) No. 109 - "Accounting for Income Taxes." The adoption of SFASNo. 109 did not have a material effect on the consolidated financial position or results of operations.
   No U.S. Federal income taxes have been provided at June 30, 1996 on approximately $7,206 of accumulated earnings of non-U.S. subsidiaries since the Company plans to reinvest such amounts for an indefinite future period.

RESEARCH, DEVELOPMENT AND ENGINEERING. Research, development, and engineering expenditures for the creation and application of new and improved products and manufacturing processes were approximately $3,700 in 1996, $3,100 in 1995, $2,500 in 1994. Research, development and engineering costs are charged to operations as incurred.

GOVERNMENT INCENTIVE GRANTS. The Company received grants for its establishment of manufacturing operations in Scotland in 1994, consisting of reimbursement of employee training and hiring costs during start-up of operations and employment of certain personnel, which aggregated $270. In addition, the Company will receive a grant related to expected capital expenditures for equipment and machinery over the period of 1994-97. The Company's policy is to recognize this capital expenditure grant over the estimated useful life of the equipment and machinery. The financial statements include grant income of approximately $231 in 1996, $239 in 1995 and $160 in 1994.

DISCLOSURE OF CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products, sources of supply and markets which could affect the financial statements and future operations of the Company.

CONCENTRATION OF CREDIT RISK. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one issuer and restrict placement of these investments to issuers evaluated as credit worthy. Concentrations of credit risk with respect of trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies.

FOREIGN CURRENCY TRANSLATION. The accounts of foreign subsidiaries are measured using local currency as the functional currency. For these operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net income and accumulated in a separate component of shareholders' equity. Gains and losses from foreign currency transactions are included as a separate component of other income (expense) in the consolidated statements of operations.

ACCOUNTING FOR STOCK-BASED COMPENSATION. The Financial Accounting Standards Board has issued FAS 123, "Accounting for Stock-Based Compensation." FAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on new fair value accounting rules. Companies that choose not to adopt the new accounting rules will continue to apply the existing rules, but will be required to disclose in the footnotes to the financial statements the pro forma net income and earnings per share as if the new rules had been adopted. As permitted by FAS 123, the Company will adopt the new standard in fiscal 1997, choose to continue the current accounting for stock-based compensation and disclose in the footnotes to the financial statements the pro forma net income and earnings per share calculated using the new accounting rules.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
NOTE 2         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTERNATIONAL OPERATIONS. In connection with its international operations, the Company is subject to various risks inherent in foreign activities. These risks may include unstable economic and political conditions, changes in trade policies and regulations of countries involved, fluctuations in currency exchange rates and requirements for letters of credit or bank guarantees. Most of the Company's international operations are in western European countries, mainly Great Britain, Switzerland, Belgium and the Netherlands and to a lesser degree in the Asian countries of Japan, Singapore and Malaysia. These countries have experienced relatively stable political conditions and regulatory environments. The Company is exposed to risks associated with fluctuations in exchange rates including the Swiss franc, British pound sterling, Deutsche mark, Malaysian ringgit and the Netherlands guilder. The Company limits its exposure to these risks by incurring and paying for its expenses in the same currencies as those of its revenue. It is the Company's policy not to enter into derivative financial instruments for speculative purposes. There were no derivative financial instruments outstanding as of June 30, 1996.

COMMON SHARE DATA. Per common share data for 1996 is based on the weighted average number of common shares outstanding. Per common share data for 1995 and 1994 are based on weighted average number of common shares outstanding plus common share equivalents resulting from dilutive stock options (see note 12). The number of shares used in computing per common share data was 5,333,338 in 1996, 5,382,998 in 1995 and 5,367,892 in 1994.

- --------------------------------------------------------------------------------
NOTE 3         INVENTORIES

Inventories consist of the following:                1996       1995      1994
- ------------------------------------------------------------------------------
Finished goods                                    $ 4,526      2,687     2,729
Work in process                                     7,021      6,861     5,774
Raw material and supplies                           1,899      1,730     1,304
                                             ---------------------------------
     Total                                        $13,446     11,278     9,807
- ------------------------------------------------------------------------------

A portion of the gold and gold content in inventories is provided under a consignment agreement with a bank. Under terms of the gold consignment agreement, the Company has pledged certain inventories with gold content as collateral. Such inventories were approximately $347 at June 30, 1996.

- --------------------------------------------------------------------------------
NOTE 4         PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment
follows:                                             1996       1995      1994
- ------------------------------------------------------------------------------
Land                                              $   836        839       793
Buildings                                          12,886     13,379    11,663
Machinery and equipment                            47,122     45,262    37,725
                                             ---------------------------------
                                                   60,844     59,480    50,181
Less accumulated depreciation and amortization     37,226     34,871    30,837
                                             ---------------------------------
     Total                                        $23,618     24,609    19,344
- ------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
NOTE 5         ACCRUED EXPENSES

A summary of accrued expenses follows:               1996       1995      1994
- --------------------------------------------------------------------------------
Compensation                                      $ 1,394      1,129     1,266
Commissions                                           719        798       603
Distributor allowances                                692        683       601
Pension and retirement plans                           25         22       280
State and local taxes                                 548        347       299
Deferred grant income                                 300        229        --
Other                                                 879      1,248       640
                                             ---------------------------------
     Total                                        $ 4,557      4,456     3,689
- ------------------------------------------------------------------------------

ROBINSON NUGENT, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               IN THOUSANDS, EXCEPT PER SHARE DATA

- --------------------------------------------------------------------------------
NOTE 6         SHORT-TERM AND LONG-TERM DEBT

At June 30, 1996, the Company had $7.2 million in available bank lines of credit of which approximately $.8 million was unused and available for working capital purposes. The weighted average interest rate on short term debt was 7.2% for 1996 and is generally payable monthly. The Company's lines of credit are renewable on an annual basis. Total interest paid on short-term debt was $252 in 1996, $25 in 1995 and $1 in 1994.

Long-term debt consists of the following:

                                                                                 1996      1995      1994
- ---------------------------------------------------------------------------------------------------------
United States' obligations:
     8.125% capitalized lease obligations under economic
        development first mortgage revenue bonds, payable
        monthly through November 1996                                         $    38       147       247
     Obligation under purchase agreement for the acquisition
        of RN Belgium, interest imputed at 8%, payable at various
        dates through February 1998                                               567     1,062        --
Foreign obligations:
     6.875% fixed-rate real estate mortgage, payable in annual installments
        through 2004, with interest                                             2,092     2,522     2,175
     10.3% fixed-rate real estate mortgage, payable in quarterly
        installments through 2000                                                 318       433        --
     7.65% fixed-rate real estate mortgage payable in quarterly
        installments through 2001                                                 217       289        --
     10.0% capitalized lease obligation, payable to bank in
        monthly installments through 2002                                         274       314       327
     Other long-term debt                                                         243       300        --
                                                                            -----------------------------
           Total                                                                3,749     5,067     2,749
     Less current installments of long-term debt                                  713       924       341
                                                                            -----------------------------
           Long-term debt                                                     $ 3,036     4,143     2,408
- ---------------------------------------------------------------------------------------------------------

The aggregate maturities of long-term debt for the five years ending June 30, 2001, amount to $713 in 1997, $789 in 1998, $448 in 1999, $452 in 2000, $375 in
2001 and $972 thereafter.

     Total interest paid under long-term debt agreements was $259 in 1996, $237 in 1995 and $273 in 1994.

     Property, plant and equipment with an approximate net book value of $7,207 is pledged as collateral under the various long-term debt agreements.

- --------------------------------------------------------------------------------
NOTE 7         FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's noncurrent financial liabilities are shown below. The fair values of current assets and current liabilities are assumed to be equal to their reported carrying amounts.

                                           1996                    1995
- ------------------------------------------------------------------------------
                                  CARRYING        FAIR    Carrying        Fair
                                   AMOUNT        VALUE     Amount        Value
- ------------------------------------------------------------------------------
Long term debt                     $ 3,749       3,587       5,067       4,756
- ------------------------------------------------------------------------------

The valuations for long-term debt are determined based on the expected future payments discounted at risk-adjusted rates. The fair value of short-term debt is assumed to be equal to carrying value.

- --------------------------------------------------------------------------------
NOTE 8         INCOME TAXES

The Company follows SFAS No. 109 - "Accounting for Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or income tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax laws or rates.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
NOTE 8         INCOME TAXES (CONTINUED)

The provision (benefit) for income taxes follows:

                                                       1996      1995      1994
     --------------------------------------------------------------------------
Current:
     Federal                                         $   65     1,173     1,893
     State                                               (8)      245       188

     Foreign                                            298       240       227
                                                -------------------------------
          Total current                                 355     1,658     2,308
Deferred:
     Federal                                            216       197       120
     State                                               40      (15)         2
     Foreign                                           (146)      15        (20)
                                                -------------------------------
          Total deferred                                110       197       102
                                                -------------------------------
               Total                                 $  465     1,855     2,410
- -------------------------------------------------------------------------------

The following reconciles income taxes computed at the U.S. Federal statutory rate to income taxes reported for financial reporting purposes:

                                                       1996      1995      1994
- -------------------------------------------------------------------------------
Income tax expense (benefit) at statutory rate       $ (576)    1,902     1,710
Non-U.S. tax-exempt (earnings) losses                   791     (213)       503
Tax-exempt earnings of FSC                               33     (139)      (78)
Foreign taxes                                           175       255       207
State and local taxes, net of U.S. Federal
 income tax                                              21       152       125
Research and experimentation credit                      --     (165)        --
Other                                                    21        63      (57)
                                                -------------------------------
     Income taxes as reported                        $  465     1,855     2,410
- -------------------------------------------------------------------------------

No U.S. Federal income taxes have been provided at June 30, 1996, on approximately $7,206 of accumulated earnings of certain foreign subsidiaries since the Company plans to reinvest such amounts for an indefinite future period.

     The Company made income tax payments of $805 in 1996, $1,805 in 1995 and $2,580 in 1994.

The net current and non-current components of deferred income taxes recognized in the balance sheet at June 30 follows:

                                                       1996      1995      1994
- -------------------------------------------------------------------------------
Net current assets                                   $  696       851       879
Net non-current liabilities                           1,011     1,056       593
                                                -------------------------------
     Net assets (liabilities)                        $ (315)    (205)       286
- -------------------------------------------------------------------------------

The tax effect of the significant temporary differences which comprise the deferred tax assets and liabilities at June 30 follows:

                                                       1996      1995      1994
- ---------------------------------------------------------------------------
Deferred tax assets:
     Net operating loss carryforwards                $  900       501       450
     Employee compensation and benefits                 276       306       327
     Inventories and other current assets               275       311       410
     State and local income taxes,
        net of U.S. Federal income tax benefit           43        68        47
     Other accrued expenses                              32        90        38
                                                -------------------------------
          Total deferred tax assets                   1,526     1,276     1,272
Deferred tax liabilities:
     Depreciation and amortization                     (941)    (894)     (445)
     Foreign taxes                                       --      (86)      (74)
     Deferred tax on DISC earnings                       --        --      (17)
                                                ------------------------------
          Total deferred tax liabilities               (941)    (980)     (536)
                                                -------------------------------
          Net deferred tax assets before
           valuation allowance                          585       296       736

Deferred tax assets valuation allowance                (900)    (501)     (450)
                                                ------------------------------
          Net deferred tax assets
           (liabilities)                             $ (315)    (205)       286
- -------------------------------------------------------------------------------

ROBINSON NUGENT, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               IN THOUSANDS, EXCEPT PER SHARE DATA

- --------------------------------------------------------------------------------
NOTE 8         INCOME TAXES (CONTINUED)

At June 30, 1996, certain foreign subsidiaries have accumulated net operating loss carryforwards of approximately $3,264. Management is unable at this time to project as being more probable than not future taxable income which will utilize these loss carryforwards. As a result, a valuation allowance was established in the amount of $900 in 1996, $501 in 1995 and $450 in 1994. The tax benefit of these carryforwards will be recognized when management is able to project future taxable income of these foreign subsidiaries.

     The change in the deferred income tax expense represents the effect of changes in the amounts of temporary differences. The tax effect of changes in those temporary differences are presented below:
                                                         1996     1995     1994
- --------------------------------------------------------------------------------
Depreciation and amortization                         $    47      181        6
State and local income taxes, net of U.S. Federal
       income tax benefit                                  25      (21)       5
Accrued expenses                                           98      (45)     169
Deferred tax on DISC earnings                              --      (17)     (17)
Foreign tax                                               (86)      --       --
Minimum tax credit                                        (10)      --       --
Inventories and other current assets                       36       99      (61)
                                                   ----------------------------
          Total                                           110      197      102
Basis differential related to the acquisition of
  RN Belgium                                               --      294       --
                                                   -----------------------------
          Total                                       $   110      491      102
- --------------------------------------------------------------------------------

NOTE 9         LEASED ASSETS AND LEASE COMMITMENTS

The consolidated financial statements include land and buildings under capital leases as follows:
                                                          1996      1995    1994
- --------------------------------------------------------------------------------
Land and buildings                                     $ 1,807     1,742   1,596
Less accumulated amortization                              594       564     489
                                                       -----------------------
       Net assets under capitalized leases             $ 1,213     1,178   1,107
- --------------------------------------------------------------------------------

The Company leases office and plant facilities, automobiles, computer systems, and certain other equipment under noncancelable operating leases, which expire at various dates. Taxes, insurance, and maintenance expenses are normally obligations of the Company. Rental expenses charged to operations under operating leases amounted to $1,342 in 1996, $1,109 in 1995 and $888 in 1994.

A summary of future minimum lease payments follows:
                                                      Year ending June 30
                                                      CAPITAL   OPERATING
                                                      LEASES       LEASES
1997                                                   $  101       1,128
1998                                                       62         902
1999                                                       62         684
2000                                                       62         531
2001                                                       62         424
Later Years                                                38         581
                                                   ----------------------
       Total minimum lease payments                       387       4,250
                                                                    -----
Less amount representing interest                          75
                                                   ----------
       Present value of net minimum lease payments
         (included in long-term debt)                  $  312
- -------------------------------------------------------------------------

ROBINSON NUGENT, INC. AND SUBSIDIARIES

- -------------------------------------------------------------------------
NOTE 10        EMPLOYEE BENEFITS

The Company has a defined contribution pension plan and a defined contribution 401(k) plan for eligible employees in the U.S. Annual contributions by the Company to the defined contribution pension plan are based upon specified percentages of the annual compensation of participants. Under the terms of the 401(k) plan, employees may contribute a portion of their compensation to the plan and the Company makes matching contributions up to a specified level. The contributions charged to expense under the defined contribution plans were $488 in 1996, $433 in 1995 and $401 in 1994.

     Personnel in Europe and Asia are provided retirement benefits under various programs which are regulated by foreign law. Annual contributions are generally regulated in amount and shared equally by the Company and its employees. The Company's share of annual contributions to the aforementioned foreign defined contribution plans was $335 in 1996, $346 in 1995 and $173 in 1994.
- ------------------------------------------------------------------------------
NOTE 11        STOCK OPTION PLANS

In September 1993, a stock option plan for eligible employees and nonemployee directors was adopted by the Board of Directors and subsequently approved, in November 1993, by the shareholders of the Company. The new plan replaced plans that expired in April 1993. Under the terms of the new plan, the Board of Directors is authorized to grant options in the aggregate of 500,000 common shares of the Company to eligible employees and a predetermined annual number of shares to nonemployee directors at prices not less than the market value at the date of grant. Options are exercisable within the period prescribed by the Board of Directors at the time of grant, but not later than ten years from the date of grant. Terms and conditions of the new plan are similar to those of the expired plans.

     At June 30, 1996, the Company had outstanding stock options for 384,747 common shares of the Company. The following is a summary of the option transactions under the expired plans and the new plan adopted in 1993.

1996                                            SHARES  OPTION PRICE PER SHARE
- ------------------------------------------------------------------------------
Shares under option at beginning of year        291,197          $       7.16
       Granted                                  102,850                  9.08
       Expired                                   (1,000)                13.25
       Cancelled                                 (7,800)                 9.14
       Exercised                                   (500)                 6.63
                                            -----------
Shares under option at end of year              384,747                  7.62
- ------------------------------------------------------------------------------

1995                                            SHARES  OPTION PRICE PER SHARE
- ------------------------------------------------------------------------------
Shares under option at beginning of year        260,147          $       6.92
       Granted                                   88,600                  7.77
       Expired                                   (3,500)                13.93
       Cancelled                                (29,414)                 8.26
       Exercised                                (24,636)                 4.57
                                            -----------
Shares under option at end of year              291,197                  7.16
- ------------------------------------------------------------------------------

1994                                            SHARES  OPTION PRICE PER SHARE
- ------------------------------------------------------------------------------
Shares under option at beginning of year        227,647          $       7.52
       Granted                                   69,000                  8.71
       Expired                                  (23,500)                16.16
       Cancelled                                (10,500)                11.94
       Exercised                                 (2,500)                 2.50
                                            -----------
Shares under option at end of year              260,147                  6.92
- ------------------------------------------------------------------------------

At June 30, 1996, a total of 242,397 shares at an average option price per share of $7.00 were exercisable and 252,150 shares were available for future grants.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               IN THOUSANDS, EXCEPT PER SHARE DATA

- --------------------------------------------------------------------------------
NOTE 12        STOCK PURCHASE PLAN

In 1993, the Company adopted an employee stock purchase plan for key employees that provided for participants of the plan to purchase common shares of the Company on the open market through an independent trustee. The plan permitted the Board of Directors to authorize interest-free loans to the participants for the purchase of stock. Shares are held in trust as collateral for the loans, which are payable by the participants of the plan over a period not to exceed ten years. The plan also provided for participants to receive from the Company a matching number of common shares of the Company, based upon a vesting schedule and the participants' level of purchased shares. The plan terminated in 1994 with respect to new participation. The loans ($284 in 1996, $547 in 1995 and $660 in 1994) and deferred compensation charges ($70 in 1996, $221 in 1995 and $434 in 1994) associated with the plan are classified as a reduction of shareholders' equity. The amortization of the deferred compensation charged to expense was $151 in 1996, $153 in 1995 and $155 in 1994.

- --------------------------------------------------------------------------------
NOTE 13        SHAREHOLDER RIGHTS PLAN

The Company adopted a shareholder rights plan in April 1988 for the purpose of deterring coercive or unfair takeover tactics and encouraging a potential acquirer to negotiate with the Board of Directors before attempting to gain control of the Company. Under the terms of the plan, rights to purchase additional common shares were distributed as a dividend to shareholders of record on May 6, 1988, and will be distributed with respect to shares which are issued after May 6, 1988. The rights are attached to each issued and outstanding share and expire on April 15, 1998. At issuance, the rights are not exercisable and are not detachable from common shares. Accordingly, the rights do not provide any immediate value to shareholders. The Company may redeem the rights for one cent per right at any time prior to becoming exercisable. The rights become exercisable ten days after public disclosure that a person acquired 20% or more, or commenced a tender offer or exchange offer for 30% or more, of the issued and outstanding common shares, unless such acquisition or tender offer was approved in advance by the disinterested directors of the Company. Thereafter, the rights will trade separately from the common shares, and separate certificates representing the rights will be issued. Each right grants an eligible holder the right to purchase for $40.00 additional common shares of the Company, or in the event of certain mergers or business combinations, additional shares of the survivor's common shares. The number of common shares to be issued upon exercise of a right is based upon the then current market value of the common shares, subject to certain adjustments.

- --------------------------------------------------------------------------------
NOTE 14        SETTLEMENT OF LAWSUIT

In December 1993, the Company recognized pretax income of $1,000 ($620 after related income taxes) from an out-of-court settlement of a lawsuit related to damage claims against a competitor.

- --------------------------------------------------------------------------------
NOTE 15        ACQUISITION OF ROBINSON NUGENT, BELGIUM B.V.B.A.



On February 21, 1995, the Company acquired 100% of Robinson Nugent, Belgium b.v.b.a. (formerly Teckino Manufacturing b.v.b.a.), an engineering and manufacturing development company, for $1,538. The purchase agreement required a payment of $228 in cash, plus $248 of company stock (28,408 shares at $8.75 per share) at closing. In addition, the agreement provided for future payments of cash and company stock at various dates through February 1998 totaling $1,062. On August 18, 1995, the Company paid the former owners of RN Belgium $177 in cash and $172 in company stock (19,944 shares). In March 1996, the parties agreed to a $189 reduction in the amount of future payments, and that all future payments will be made in cash as part of a severance agreement with the former owner of RN Belgium.

     The acquisition has been accounted for by the purchase method of accounting and the results of operations of RN Belgium have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair value of net assets acquired (goodwill) was $923. This goodwill was included in other assets in 1995. Amortization expense was $83 in 1996 and $31 in 1995. In March 1996, this goodwill was reduced by $189 as a result of the future payment reduction noted above. The remaining balance of this goodwill was determined by management to have no continuing value and was charged to operations.

     On an unaudited pro forma basis, assuming the purchase of RN Belgium had occurred on July 1, 1993, net sales would have increased approximately $3,100 in 1995 and $1,800 in 1994, whereas net income and net income per common share would not have been significantly different from reported amounts.

- --------------------------------------------------------------------------------
NOTE 16   SIGNIFICANT CUSTOMER

No sales to a single customer exceeded 10% of total sales in 1996 or 1994. During 1995, the Company had sales of approximately $8,900 to a single customer which was in excess of 10% of total net sales for that year.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
NOTE 17        BUSINESS SEGMENT AND FOREIGN SALES

The Company operates within the electronic connectors segment of the electronics industry. Products are sold throughout the world for use by manufacturers of computers, telecommunications equipment, automobiles, industrial controls, medical instrumentation, and a wide variety of other products to interconnect components of electronic systems. The sales and marketing operations outside the United States are conducted in Japan, Malaysia, Singapore, Great Britain, Germany, France, Sweden and Italy. During 1996, the Company had manufacturing operations located in the United States, Switzerland, Scotland, Belgium, and Malaysia.

SALES                                           1996        1995       1994
- ---------------------------------------------------------------------------
UNITED STATES
     Domestic                                $51,664      47,724     44,031
     Export:
        Europe                                    58       2,176        958
        Asia                                   1,285       4,987      5,931
        Rest of World                          1,447       1,625        833
                                        -----------------------------------
           Total sales to customers           54,454      56,512     51,753
     Intercompany                              6,813       5,544      2,713
                                        -----------------------------------
           Total United States                61,267      62,056     54,466
- ---------------------------------------------------------------------------
EUROPE
     Domestic                                 19,553      17,613     11,711
     Export:
        Asia                                   1,752       2,908      2,352
        Rest of World                             --          20         20
                                        -----------------------------------
           Total sales to customers           21,305      20,541     14,083
     Intercompany                              3,517       3,495      3,234
                                        -----------------------------------
           Total Europe                       24,822      24,036     17,317
- ---------------------------------------------------------------------------
ASIA
     Domestic                                  5,120       2,711        838
     Export to rest of world                      85         915        883
                                        -----------------------------------
           Total sales to customers            5,205       3,626      1,721
     Intercompany                              2,448       1,018        441
                                        -----------------------------------
           Total Asia                          7,653       4,644      2,162
- ----------------------------------------------------------------------------
Eliminations                                 (12,778)    (10,057)    (6,388)
                                        -----------------------------------
           Consolidated                      $80,964      80,679     67,557
- ---------------------------------------------------------------------------

IDENTIFIABLE ASSETS
- ---------------------------------------------------------------------------
United States                                $38,984      39,668     33,145
Europe                                        17,349      21,584     15,443
Asia                                           4,704       3,562      1,544
Eliminations                                  (9,571)    (10,645)    (4,755)
                                        -----------------------------------
           Consolidated                      $51,466      54,169     45,377
- ---------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES
- ---------------------------------------------------------------------------
United States                                $   384       5,126      6,442
Europe                                        (1,546)        288     (1,743)
Asia                                            (532)        180        330
                                        ------------------------------------
           Consolidated                      $(1,694)      5,594      5,029
- ---------------------------------------------------------------------------

Intercompany sales of finished products were generally priced to "share" profits based upon current market conditions. Items requiring further processing were priced at cost plus a fixed percentage.

ROBINSON NUGENT, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               IN THOUSANDS, EXCEPT PER SHARE DATA

- --------------------------------------------------------------------------------
NOTE 18        SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                THREE MONTHS ENDED
For the year ended June 30, 1996   SEPT. 30, 1995    DEC. 31, 1995   MAR. 31, 1996   JUNE 30, 1996       TOTAL
- ---------------------------------------------------------------------------------------------------------------
Net sales                              $20,500           20,047          21,178          19,239          80,964
Gross profit                           $ 5,261            4,272           4,744           1,083          15,360
Net income (loss)                      $   800              (56)            332          (3,235)         (2,159)
- ---------------------------------------------------------------------------------------------------------------
Net income (loss) per common share     $   .15             (.01)            .06            (.63)           (.40)
- ---------------------------------------------------------------------------------------------------------------
Dividends                              $   .03              .03             .03             .03             .12
- ---------------------------------------------------------------------------------------------------------------

                                                                THREE MONTHS ENDED
For the year ended June 30, 1995   SEPT. 30, 1994    DEC. 31, 1994   MAR. 31, 1995   JUNE 30, 1995       TOTAL
- ---------------------------------------------------------------------------------------------------------------

Net sales                              $19,603           18,921          20,434          21,721          80,679
Gross profit                           $ 5,569            5,269           5,066           5,446          21,350
Net income                             $ 1,098              937             742             962           3,739
- ---------------------------------------------------------------------------------------------------------------
Net income per common share            $   .20              .17             .14             .18             .69
- ---------------------------------------------------------------------------------------------------------------
Dividends                              $   .03              .03             .03             .03             .12
- ---------------------------------------------------------------------------------------------------------------

Net income (loss) per share amounts are calculated independently for each of the periods presented. The sum of the quarters may not equal the full year net income (loss) per share amounts.

Fourth quarter 1996 revenue was down $2.5 million compared to fourth quarter 1995. This revenue decrease reflected a reduction of memory module socketrevenues in the United States and sales at Robinson Nugent, Belgium.

     Gross profit decreased due to the lower volume, as well as a $1.8 million pre-tax charge ($1.2 million after-tax) relative to the reduction of carrying values of various production equipment due to shorter product life cycles.

     In addition to the above factors, net income was also negatively affected by a $.6 million charge to eliminate goodwill associated with Robinson Nugent, Belgium (no current tax benefit), and a $.4 pre-tax provision for workforce reductions and associated personnel charges ($.3 million after tax).

     Net income in the fourth quarter of 1995 reflected approximately $400 of tax benefits resulting from the utilization of foreign net operating loss carryforwards generated in prior quarters, and from a research and experimental tax credit in the United States.

ROBINSON NUGENT, INC. AND SUBSIDIARIES
                            REPORT OF MANAGEMENT
- --------------------------------------------------------------------------------
To the Shareholders of Robinson Nugent, Inc.:

The management of Robinson Nugent, Inc., is responsible for the preparation, presentation, and integrity of the consolidated financial statements and other information included in this annual report. The consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgements.

     The 1996 consolidated financial statements have been audited by Coopers & Lybrand L.L.P., independent accountants. Their audit was made in accordance with generally accepted auditing standards and included such reviews and tests of the Company's internal accounting controls as they considered necessary.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable cost that Company assets are protected against loss or unauthorized use and that transactions and events are properly recorded.

     The Board of Directors, through its Audit Committee, comprised solely of directors who are not employees of the Company, meets with management, the internal audit staff, and the independent accountants to assure that each is properly discharging its respective responsibilities. The independent accountants have free access to the Audit Committee, without management present, to discuss the results of their work and their assessment of the adequacy of internal accounting controls and the quality of financial reporting.

/s/ Larry W. Burke

Larry W. Burke
President and
Chief Executive Officer


/s/ Anthony J. Accurso

Anthony J. Accurso
Vice President, Treasurer, and
Chief Financial Officer

September 16, 1996


               REPORT OF INDEPENDENT ACCOUNTANTS
- --------------------------------------------------------------------------------
The Board of Directors and Shareholders of Robinson Nugent, Inc.:

We have audited the accompanying consolidated balance sheets of Robinson Nugent, Inc. and Subsidiaries, as of June 30 1996, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Robinson Nugent, Inc. and Subsidiaries as of June 30, 1996, 1995, and 1994, and the results of their operations and their cash flows for each of the three years then ended in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Louisville, Kentucky
August 2, 1996
                                                                              23