Form 10-K, Exhibit 13
period 1997-06-30
ROBINSON NUGENT INC
filed 1997-09-29
CIK 276747

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES


TEN YEAR FINANCIAL SUMMARY
IN THOUSANDS EXCEPT PER SHARE DATA

                                                       Years ended June 30
                                                    1997        1996      1995
                                                 -------------------------------
OPERATING RESULTS:
--------------------------------------------------------------------------------
Net sales                                        $84,840      80,964    80,679
Cost of sales                                     65,769      65,604    59,329
                                                 -------------------------------
   Gross profit                                   19,071      15,360    21,350
Selling, general and administrative expenses      15,598      16,749    15,586
Provision for restructuring                           --          --        --
Provision for plant consolidation                     --          --        --
                                                 -------------------------------
   Operating income, (loss)                        3,473      (1,389)    5,764
Other income (expense)                               376        (305)     (170)
                                                 -------------------------------
   Income (loss) before income taxes,
      extraordinary item and change in
      accounting principle                         3,849      (1,694)    5,594
Income taxes (benefit)                             1,494         465     1,855
Extraordinary item - gain on fire
   insurance recovery                                 --          --        --
Cumulative effect of change in
   accounting principle                               --          --        --
                                                 -------------------------------
   Net income (loss)                            $  2,355      (2,159)    3,739
                                                 -------------------------------
Return on net sales                                 2.8%       (2.7%)     4.6%


PER SHARE INFORMATION:
--------------------------------------------------------------------------------
Net income (loss)                              $     .48        (.40)      .69
Cash dividends                                       .12         .12       .12
Weighted average shares outstanding (in thousands) 4,911       5,333     5,383
Book value at year end*                             6.37        6.13      6.79


BALANCE SHEET:
--------------------------------------------------------------------------------
Working capital                                  $16,581      10,328    15,875
Property, plant and equipment - net               21,188      23,618    24,609
Total assets                                      49,696      51,466    54,169
Long-term debt                                     5,926       3,036     4,143
Shareholders' equity                              31,140      29,968    36,480


OTHER DATA:
--------------------------------------------------------------------------------
Current ratio to 1.0                                 2.4         1.6       2.3
Return on shareholders' average equity              7.8%       (6.0%)    11.0%
Capital additions                                  4,202       7,474     5,929
Depreciation and amortization                      5,451       6,135     3,714


* On the basis of year-end outstanding common shares.

See Note 18 of Notes to Consolidated Financial Statements for Selected Quarterly Financial Data, including dividend payments on common shares.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES


      1994       1993       1992       1991       1990       1989      1988
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    67,557     58,671     50,759     53,061     55,031     53,149    52,730
    49,642     42,986     38,750     41,529     41,802     39,504    37,673
--------------------------------------------------------------------------------
    17,915     15,685     12,009     11,532     13,229     13,645    15,057
    13,727     12,039     10,985     11,153     12,724     11,531    10,736
        --        620         --         --         --         --        --

        --         --         --         --         --        --      1,700
--------------------------------------------------------------------------------
     4,188      3,026      1,024        379        505      2,114     2,621
       841       (464)       214        438       (259)       236       593
--------------------------------------------------------------------------------

     5,029      2,562      1,238        817        246      2,350     3,214
     2,410        900        290        250       (450)       400       800
        --         --         --         --         --         --     1,379
        --         --         --         --         --         --       160
--------------------------------------------------------------------------------
     2,619      1,662        948        567        696      1,950     3,953
--------------------------------------------------------------------------------
      3.9%       2.8%       1.9%       1.1%       1.3%       3.7%      7.5%


--------------------------------------------------------------------------------
       .49        .31        .18        .10        .13        .33       .57
       .12        .08        .08        .08        .08        .08       .07
     5,368      5,331      5,315      5,315      5,296      5,840     6,845
      5.91       5.31       5.52       5.17       5.34       4.96      5.27


--------------------------------------------------------------------------------
    15,014     14,780     17,431     16,210     16,595     14,609    22,806
    19,344     15,871     15,506     15,216     16,077     15,843    18,571
    45,377     40,727     40,520     38,743     40,823     38,170    50,413
     2,408      2,166      3,409      3,234      3,589      3,519     4,273
    31,419     28,231     29,346     27,490     28,370     26,179    36,082


--------------------------------------------------------------------------------
       2.4        2.5        3.4        3.2        3.0        2.9       3.5
      8.8%       5.8%       3.3%       2.0%       2.6%       6.3%     11.5%
     5,793      4,060      2,382      2,488      1,994      1,036     4,512
     3,003      3,031      2,809      2,897      2,752      3,100     3,393
--------------------------------------------------------------------------------
                                                                              9

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES


MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

Certain statements in the following discussions regarding the Company's future product and business plans, financial results, performance and events are forward-looking statements and are based on current expectations. Actual results may differ materially due to a number of risks and uncertainties, including the risks detailed below in "Risk Factors That May Affect Future Results."

-------------
     1997 VS. 1996

Customer orders for the fiscal year ended June 30, 1997 were $83.5 million, up $1.9 million or 2.4%, compared to customer orders of $81.6 million in the prior year. Sales in fiscal 1997 were $84.8 million, compared to sales of $81.0 million in the prior year. The Company's net income for fiscal 1997 was $2.4 million or 48 cents per common share compared to net loss of $2.2 million or 40 cents in the prior fiscal year.

          The increase in worldwide sales reflected higher sales of smart card reader connectors and PC memory card products in Europe, and pin grid array sockets, PC board connectors and backpanel connector products (METPAK-Registered Trademark-2) in the United States. The higher revenue items were partially offset by a lower volume of sales of plastic leaded chip carrier sockets and screw machine products, worldwide. Customer sales in the United States of $52.8 million increased 2% from the prior year and represented 62% of consolidated sales in 1997, compared to 64% in 1996. European sales of $21.6 million in fiscal year 1997 increased by $2.0 million, and represented 26% of the Company's consolidated sales in 1997, compared to 24% in 1996.

     Asia sales (from the Company's Japan, Malaysia and Singapore operations) of $8.2 million in fiscal 1997 were slightly higher than the prior year, due to higher screw machine sales in Japan and cable assembly and connector sales in Malaysia.

     Gross profits of $19.1 million in fiscal 1997 increased $3.7 million or 24.2% compared to fiscal 1996. The higher gross profits reflected the higher gross profits from operations in the United States, Europe and Asia Pacific, lower research, development and engineering expenses, and the effect of manufacturing cost reduction programs. Prior year gross profits reflect an adjustment which reduced the carrying values of various production equipment. During the fourth quarter of 1996 the Company determined that shorter product life cycles and increasingly competitive market conditions negatively affected the carrying values of various production equipment. Therefore, a charge of $1.8 million pretax ($1.2 million after-tax) was recorded.

     Research, development and engineering expenses, which were included in gross profit, were $3.4 million for fiscal 1997 compared to $3.7 million for fiscal 1996. Engineering represented 4.0% of sales in 1997 compared to 4.5% in the prior year. The Company plans to expand its product development efforts in the coming fiscal year.

     Selling, general and administrative expenses of $15.3 million decreased by $1.4 million or 8.3% in 1997 compared to 1996. The decrease in SG&A primarily reflects lower administrative expenses in Europe partially offset by approximately $.4 million in bonus awards, granted under the incentive bonus plan for executive officers and key employees. No awards were made under this program in 1996. The prior year results also include a charge of $.6 million relating to the elimination of goodwill. Administrative expenses in Asia remained relatively unchanged, compared to the prior year.

     Other income (expense) in fiscal 1997 increased net income by $.4 million, compared to a net expense of $.3 million in fiscal 1996. The increase in 1997 is primarily attributable to income from a $.5 million settlement of a patent infringement charge the Company had filed against a competitor and currency exchange gains of approximately $.4 million. These currency gains were generated primarily in Europe, on the strengthening of the Pound Sterling against other European currencies. The currency gains were primarily related to intercompany receivable and payable positions between the Company's subsidiaries.

     The provisions for income taxes in 1997 and 1996 were provided on the basis of effective tax rates in the respective countries. The Company did recognize approximately $85,000 in tax benefits resulting from prior year losses used to offset current year income at certain foreign operations. However, the Company still has approximately $.8 million in tax benefits resulting from loss carry-forwards in foreign countries which will not be recognized until management is able to project the probable utilization of all or part of these losses.

-------------
     1996 VS. 1995

     Customer orders for the fiscal year ended June 30, 1996 were $81.6 million, down $.7 million or 1%, compared to customer orders of $82.3 million in the prior year. Sales in fiscal 1996 were $81.0 million, slightly ahead of sales of $80.7 million in the prior year. A pretax loss of $1.7 million in fiscal 1996 compares to a $5.6 million pretax profit in fiscal year 1995. The Company's net loss for fiscal 1996 was $2.2 million or 40 cents per common share compared to net income of $3.7 million or 69 cents in the prior fiscal year.

     Included in the net loss for 1996 were special charges of approximately $2.1 million after tax, or 40 cents per share, recorded in the fourth quarter of fiscal 1996. These charges included the reduction of carrying values on various production equipment due to shorter product life cycles and increasing competitive market conditions ($1.2 million after tax), the elimination of goodwill ($.6 million after tax), and provisions for workforce reductions and associated personnel charges ($.3 million after tax).

     The slight increase in worldwide sales reflected higher sales at the Company's domestic cable assembly operation, the effect of the full year of sales at Robinson Nugent (Belgium) B.V.B.A. (formerly Teckino Manufacturing B.V.B.A.), and higher sales of the Company's backpanel connector products. The higher revenue items were offset by worldwide price erosion of dual in-line memory module sockets and a lower volume of screw machine products. The worldwide price erosion in memory module sockets reflects the changing marketplace as this product migrates from being a customer-specific design to a commodity component status.

     Customer sales in the United States of $51.7 million increased 8% from the prior year and represented 64% of consolidated sales in 1996, compared to 60% in 1995. Higher sales of METPAK-Registered Trademark-2 connectors, high density connectors and cable assemblies were major contributors to the increase in revenue. European sales of $19.6 million in fiscal year 1996 decreased by $.1 million, and represented 24% of the Company's consolidated sales.

     This decrease reflects lower memory module socket sales, which were partially offset by a full year of sales for Robinson Nugent (Belgium) (acquired in February 1995), and increased sales of PC memory card products. Asia sales (from the Company's Japan, Malaysia and Singapore operations) of $8.2 million in fiscal 1996 decreased $2.4 million primarily due to lower socket sales in Japan and lower cable assembly and connector sales in Malaysia.

     Gross profits of $15.4 million in fiscal 1996 decreased $6.0 million or 28.1% compared to fiscal 1995. The reduced gross profits reflected the lower gross profits from operations in the United States, Europe and Asia Pacific, higher research, development and engineering expenses, and an adjustment in the fourth quarter which reduced the carrying values of various production equipment. During the fourth quarter the Company determined that shorter product life cycles and increasing competitive market conditions negatively affected the carrying values of various production equipment. Therefore, a charge of $1.8 million pretax ($1.2 million after-tax) was recorded. Gross profits from operations during fiscal 1996 were also negatively affected by worldwide price erosion in the industry, lower factory utilization in both the United States and Europe, and higher costs on some newer products reflecting start-up phase production techniques. Gross profits were higher in the backpanel connector line, reflecting higher volume and the effect of manufacturing cost reduction programs.

     Direct costs consisting of materials, direct production labor and related production expenses were up as a percentage of sales reflecting reduced pricing and an unfavorable product mix. Fixed costs also increased as a percent of sales reflecting higher equipment depreciation,

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES


increased factory overheads and lower utilization of the Company's production facilities. Research, development and engineering expenses, which were included in gross profit, were $3.7 million for fiscal 1996 compared to $3.1 million for fiscal 1995. Engineering represented 4.5% of sales in 1996 compared to 3.8% in the prior year, as the Company continues to expand its product development efforts.

     Selling, general and administrative expenses of $16.7 million increased by $1.2 million or 7.5% in 1996 compared to 1995. The increase in SG&A reflects a fourth quarter charge of $.6 million relating to the elimination of goodwill and higher operating expenses in Europe and Asia Pacific. Management's decision to eliminate the goodwill was based on the departure of key personnel and the reduction in revenues of non-connector products at Robinson Nugent (Belgium). Expenses in Europe increased primarily due to the inclusion of a full year of expenses in Robinson Nugent (Belgium). Asia Pacific's increase reflects the additional expenses associated with the establishment of a regional headquarters office in Singapore.

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

-------------
     LIQUIDITY AND CAPITAL RESOURCES
     Working capital as of June 30, 1997 was at $16.6 million compared to $10.3 million at June 30, 1996. The Company's current ratio at June 30, 1997 was 2.4 to 1 compared to 1.6 to 1 June 30, 1996. Cash balances at June 30, 1997 were $4.1 million compared to $2.4 million at year-end June 30, 1996. The increase in working capital primarily reflects the transfer of the Company's short-term bank borrowings to a new long-term credit facility and income generated by operations including non-cash depreciation charges.

     The Company's long-term debt as a percentage of stockholders equity was
19.1 percent at year-end 1997 compared to 10.1 percent at year-end 1996.

     Capital expenditures, primarily for new mold tools, contact dies and assembly equipment, were $4.2 million in the fiscal year 1997, compared to $7.5 million in 1996. The capital investments primarily relate to the development and production of new derivatives of existing products, and manufacturing cost reduction programs.

     The Company believes future cash requirements for capital expenditures and working capital can be funded from operations, supplemented by proceeds from the existing long-term credit agreement, if required. The Company currently has $5 million in unused and available credit under this agreement at June 30, 1997.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

-------------
     NEW PRODUCTS AND TECHNOLOGICAL CHANGE
     The Company's results of operations and competitive strength depend upon the successful and rapid development of new products and enhancements to existing products. The market for the Company's products is characterized by rapid technological advances and changes in customer demand, which necessitate frequent product introductions and enhancements. These factors can result in unpredictable product transition and shortened product life cycles, and can render existing products obsolete or unmarketable. The Company must make significant investments in research and product development and successfully introduce competitive new products and enhancements on a timely basis. The success of new product introductions is dependent on a number of factors, including the rate at which a new product gains acceptance and the Company's ability to effectively manage product transitions. The development of new technology, products, and enhancements is complex and involves uncertainties, which increases the risk of delays in the introduction of new products and enhancements. From time to time the Company has encountered delays that have adversely affected the Company's financial results and competitive position in the market. There can be no assurances that the Company will not encounter development or production delays, or that despite intensive testing by the Company, flaws in design or production will not occur in the future. Design flaws could result in the Company experiencing a rate of failure in its products that delays the shipment or sale of its products, triggers substantial repair or replacement costs, damages the Company's reputation and causes material adverse effect upon the Company's financial results.

     The Company has historically generated its revenue and operating profits primarily from the sale of products to the computer, network equipment and communications industries. The Company is focusing resources on expanding further into these markets. There can be no assurances that the Company will be successful in expanding these markets.

-------------
     DEPENDENCE ON KEY CUSTOMERS
     Many of the Company's products are designed specifically for individual customers. Future revenue from these products is therefore dependent on the customer's continued need and acceptance of these products.

-------------
     COMPETITION
     The market for the Company's products is intensely competitive and subject to continuous, rapid technological change, frequent product performance improvements and price reductions. In the connector marketplace, competition comes from companies that have substantially greater resources including AMP, Inc., Molex, Inc., Berg Electronics Corp. and Methode Electronics, Inc., as well as several other similarly sized companies. The Company expects that the markets for its products will continue to change as customer buying patterns continue to migrate to emerging products and technologies. The Company's ability to compete will depend to a considerable extent on its ability to continuously develop and introduce new products and enhancements to existing products. Increased competition may result in price reductions, reduced margins and declining market share, which may have a material adverse effect on the Company's business and financial results.

-------------
     INTELLECTUAL PROPERTY
     The Company's intellectual property rights are material assets and key to its business and competitive strength. Robinson Nugent protects its intellectual property rights through a combination of patents, trademarks, copyrights, confidentiality procedures, trade secret laws and licensing arrangements. The Company's policy is to apply for patents, or other appropriate proprietary or statutory protection, when it develops new or improved technology that is important to its business. Such protection, however, may not preclude competitors from developing products similar to the Company's products. In addition, competitors may attempt to restrict the Company's ability to compete by advancing various intellectual property legal theories which could, if enforced by the courts, restrict the Company's ability to develop and manufacture interoperable products. Also, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as the laws of the United States. The Company also relies on certain technology that is licensed from others. The Company is unable to predict whether its

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES


MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS
OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

license arrangements can be renewed on terms acceptable to the Company. The failure to successfully protect its intellectual property rights or obtain licenses from others as needed could have a material adverse effect on the Company's business and financial results.

     The connector industry is characterized by vigorous pursuit and protection of intellectual property rights or positions, which in some instances has resulted in significant litigation that is often protracted and expensive. From time to time, Robinson Nugent has commenced actions against other companies to protect or enforce its intellectual property rights. Similarly, from time to time, the Company has been notified that it may be infringing certain patent or other intellectual property rights of others. Licenses or royalty agreements are generally offered in such situations. Litigation by or against the Company may result in significant expense and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in any determination unfavorable to the Company. In the event of an adverse result, the Company could be required to pay substantial damages; cease the manufacture, use and sale of infringing products; expend significant resources to develop non-infringing technology; or discontinue the use of certain processes if it is unable to enter into royalty arrangements. There can be no assurances that litigation will not be commenced in the future regarding patents, copyrights, trademarks or trade secrets or that any license, royalty or other rights can be obtained on acceptable terms, or at all.

-------------
     INFORMATION SYSTEMS
     The Company is currently in the process of replacing its management information systems, including; order management, manufacturing resource planning, finance and accounting. While the Company expects that the new integrated system will increase operational efficiencies, support future growth, and address the impact of the year 2000 on current systems, the Company's future operating results and financial condition could be adversely affected by functional or performance difficulties with the new system during the transition period. In addition, other information and operational systems have been assessed, related to the impact of the year 2000. Plans are being developed to address system modifications required by December 31, 1999.

-------------
     MANUFACTURING RISKS; DEPENDENCE ON SUPPLIERS
     The Company uses standard molding compounds and pin sockets for many of its products and believes that, in most cases, there are a number of alternative, competent vendors for these components. In addition, the Company designs its own custom stamped and formed connector contacts. Robinson Nugent enters into agreements with custom stamping manufacturers to design and build stamping dies to produce proprietary stamped and formed contacts for the Company. The Company believes that these stamping operations are currently the only suppliers of these particular components that meet the Company's specifications and design requirements. Alternative sources are not readily available. An unanticipated failure of any sole source supplier to meet the Company's requirements for an extended period, or an interruption of the Company's ability to secure comparable components, could have a material adverse effect on its revenue and results of operations. In the event a sole source supplier was unable or unwilling to continue to supply components, the Company would have to identify and qualify other acceptable suppliers. This process could take an extended period, and no assurance can be given that any additional source would become available or would be able to satisfy the Company's production requirements on a timely basis.

-------------
     EARNINGS FLUCTUATIONS
     The Company's reported earnings have fluctuated significantly in the past and may continue to fluctuate significantly in the future from quarter to quarter due to a variety of factors, including, among others, the effects of (i) customers' historical tendencies to make purchase decisions in the second half of the fiscal year, (ii) the timing of the announcement and availability of products and product enhancements by the Company and its competitors, (iii) fluctuating foreign currency exchange rates, (iv) changes in the mix of products sold, (v) variations in customer acceptance periods for the Company's products, and (vi) global economic conditions.

-------------
     VOLATILITY OF STOCK PRICE
     The trading price of the Company's common stock has fluctuated and in the future may fluctuate substantially in response to anticipated or reported operating results, industry conditions, new product or product development announcements by the Company or its competitors, announced acquisitions and joint ventures by the Company or its competitors, broad market trends unrelated to the Company's performance, general market and economic conditions, international currency fluctuations and other events or factors. Further, the volatility of the stock markets in recent years has caused wide fluctuations in trading prices of stocks of companies independent of their individual operating results. In the future, the Company's reported operating results may be below the expectations of stock market analysts and investors, and in such events, there could be an immediate and significant adverse effect on the trading price of the company's common stock.

-------------
     IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS
     The Company has adopted Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation", in 1997. SFAS No. 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on new fair value accounting rules. As permitted by SFAS No. 123, the Company chose to continue the current accounting for stock-based compensation and disclose in the footnotes to the financial statements the pro forma net income and earnings per share calculated using the new accountings rules.

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", was adopted by the Company in 1997. SFAS No. 121 standardized the accounting practices for the recognition and measurement of impairment losses on certain long-lived assets. The adoption of SFAS No. 121 was not material to the results of operations or financial position of the Company.

     The Financial Accounting Standards Board has issued SFAS No. 128, "Earnings per Share", SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

     SFAS No. 128 specifies the computation, presentation, and disclosure requirements for earnings per share. This statement's objective is to simplify the computation of earnings per share (EPS) and to make the United States standard for computing earnings per share more compatible with the EPS standards of other countries. As permitted by SFAS No. 128, the Company will adopt the new standard in fiscal 1998. The Company does not expect adoption of this standard will have a material impact on its financial statements.

     SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company will adopt the new standard in fiscal 1999. The Company does not expect adoption of this standard will have a material impact on its financial statements.

     SFAS No. 131 specifies the way that public business enterprises report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt the new standard in fiscal 1999. The Company does not expect adoption of this standard will have a material impact on its financial statements.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

OPERATING RESULTS AS A PERCENTAGE OF NET SALES


                                                      1997      1996     1995
                                                    --------------------------
------------------------------------------------------------------------------
Net Sales                                           100.0%    100.0%   100.0%
Cost of sales                                         77.5      81.0     73.5
                                                    --------------------------
Gross profit                                          22.5      19.0     26.5
Selling, general and administration expenses          18.4      20.7     19.4
                                                    --------------------------
Operating income (loss)                                4.1      (1.7)     7.1
Other income (expense)                                  .4      (0.3)    (0.2)
                                                    --------------------------
Income (loss) before income taxes                      4.5      (2.0)     6.9
Income taxes                                           1.7       0.7      2.3
                                                    --------------------------
Net income (loss)                                      2.8%     (2.7%)    4.6%


PRICE RANGE AND DIVIDEND INFORMATION


The following table sets forth the high and low closing price of the Company's common shares, which are traded over the Nasdaq National Market under the symbol: RNIC, and the cash dividends declared per share in each of the quarters during the past two fiscal years ended in June 30, 1997.


                                                                       Cash
                                                 Price Range      Dividends
                                             ------------------------------
FISCAL 1997                                   High       Low
---------------------------------------------------------------------------
   First quarter ended September 30         $6 1/8      4 3/8     $     .03
   Second quarter ended December 31          5 3/8      4 1/4           .03
   Third quarter ended March 31              5 1/4      4 1/4           .03
   Fourth quarter ended June 30              6          4 5/8           .03

FISCAL 1996
---------------------------------------------------------------------------
   First quarter ended September 30         $10 7/8     8 1/8     $     .03
   Second quarter ended December 31           9 7/8     5 3/8           .03
   Third quarter ended March 31               6 3/8     4 1/2           .03
   Fourth quarter ended June 30               7         4 3/4           .03

As of June 30, 1997, the Company had approximately 750 holders of record of its common shares.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
IN THOUSANDS


                                                              June 30
                                                      1997      1996     1995
                                                  ----------------------------
ASSETS
------------------------------------------------------------------------------
Current Assets:
  Cash and cash equivalents                       $  4,118     2,368    2,460
  Receivables, less allowance for doubtful
     receivables of $564 in 1997, $739 in 1996
     and $651 in 1995                               11,784    10,433   12,209
  Inventories                                       11,100    13,446   11,278
  Other current assets                               1,371     1,532    2,418
                                                  ----------------------------
     Total current assets                           28,373    27,779   28,365

Property, plant and equipment, at cost less
  accumulated depreciation and amortization         21,188    23,618   24,609
Other assets                                           135        69    1,195
                                                  ----------------------------

     Total assets                                  $49,696    51,466   54,169


LIABILITIES AND SHAREHOLDERS EQUITY
------------------------------------------------------------------------------
Current liabilities:
  Current installments of long-term debt          $    386       713      924
  Short-term bank borrowings                            --     6,400      538
  Accounts payable                                   4,265     5,450    6,131
  Accrued expenses                                   5,560     4,799    4,456
  Income taxes payable                               1,581        89      441
                                                  ----------------------------
        Total current liabilities                   11,792    17,451   12,490

Long-term debt, excluding current installments       5,926     3,036    4,143
Deferred income taxes                                  838     1,011    1,056
                                                  ----------------------------
        Total liabilities                           18,556    21,498   17,689

Shareholders equity:

  Common shares without par value
     Authorized 15,000 shares; issued 6,851
     shares in 1997 and 1996 and 6,850 shares
     in 1995                                        20,950    20,950   20,896
  Retained earnings                                 21,290    19,521   22,325
  Equity adjustment from foreign currency
     translation                                     2,073     2,847    3,774
  Employee stock purchase plan loans and
     deferred compensation                            (177)     (354)    (768)
  Less cost of common shares in treasury;
  1,959 shares in 1997 and 1996 and 1,480
     shares in 1995                                (12,996)  (12,996)  (9,747)
                                                  ----------------------------
        Total shareholders equity                   31,140    29,968   36,480
                                                  ----------------------------
        Total liabilities and shareholders'
           equity                                  $49,696    51,466   54,169

 14     See accompanying notes to consolidated financial statements.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
IN THOUSANDS EXCEPT PER SHARE DATA

                                                        Years ended June 30

                                                      1997      1996     1995
                                                  ----------------------------
------------------------------------------------------------------------------
Net sales                                          $84,840    80,964   80,679

Cost of sales                                       65,769    65,604   59,329
                                                  ----------------------------

     Gross profit                                   19,071    15,360   21,350
Selling, general and administrative expenses        15,598    16,749   15,586
                                                  ----------------------------
     Operating income (loss)                         3,473    (1,389)   5,764

Other income (expense):
  Interest income                                      124       129      134
  Interest expense                                    (678)     (511)    (262)
  Currency exchange gain (loss)                        393        81     (286)
  Settlement of patent infringement claim              500        --       --
  Royalty income                                        37       118      295
  Other                                                 --      (122)     (51)
                                                  ----------------------------
  Total other income (expense)                         376      (305)    (170)
                                                  ----------------------------

     Income (loss) before income taxes               3,849    (1,694)   5,594
Income taxes                                         1,494       465    1,855
                                                  ----------------------------
     Net income (loss)                             $ 2,355    (2,159)   3,739
                                                  ----------------------------
     Net income (loss) per common share            $   .48      (.40)     .69

See accompanying notes to consolidated financial statements.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
IN THOUSANDS EXCEPT PER SHARE DATA


                                                                                                       Employee
                                                                                                          Stock
                                                                                                       Purchase
                                                                                          Foreign    Plan Loans
                                                          Common shares     Retained     currency  and Deferred    Treasury shares
Years ended June 30, 1997, 1996 and 1995                 Shares    Amount   earnings  translation  Compensation   Shares     Amount
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                                  6,850  $ 20,775     19,299        2,513        (1,094)  (1,533)  $(10,074)
   Net income                                                --        --      3,739           --            --       --         --
   Dividends ($.12 per share)                                --        --       (640)          --            --       --         --
   Equity adjustments from foreign
   currency translation                                      --        --         --        1,261            --       --         --
   Stock purchase plan repayments                            --        --         --           --            91       --         --
   Amortization of deferred compensation                     --        --         --           --           153       --         --
   Stock purchase plan terminations,
      including the gain on disposition
      of stock held by the plan trust                        --        48         --           --            82       --         --
   Stock options exercised                                   --        --        (73)          --            --       25        152
   Investment in RNBelgium                                   --        73         --           --            --       28        175

                                                       ----------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                                  6,850   $20,896     22,325        3,774          (768)  (1,480)   $(9,747)
   Net loss                                                  --        --     (2,159)          --            --       --         --
   Dividends ($.12 per share)                                --        --       (645)          --            --       --         --
   Equity adjustments from foreign
   currency translation                                      --        --         --         (927)           --       --         --
   Stock purchase plan repayments                            --        --         --           --           192       --         --
   Amortization of deferred compensation                     --        --         --           --           151       --         --
   Stock purchase plan terminations,
      including the loss on disposition
      of stock held by the plan trust                        --        (5)        --           --            71       --         --
   Stock awards                                               1         7         --           --            --       --         --
   Purchase of treasury stock                                --        --         --           --            --     (499)    (3,372)
   Stock options exercised                                   --         3         --           --            --       --         --
   Investment in RNBelgium                                   --        49         --           --            --       20        123

                                                       ----------------------------------------------------------------------------
BALANCE AT JUNE 30, 1996                                  6,851   $20,950     19,521        2,847          (354)  (1,959)  $(12,996)
   Net income                                                --        --      2,355           --            --       --         --
   Dividends ($.12 per share)                                --        --       (586)          --            --       --         --
   Equity adjustments from foreign
   currency translation                                      --        --         --         (774)           --       --         --
   Stock purchase plan repayments                            --        --         --           --            93       --         --
   Amortization of deferred compensation                     --        --         --           --            51       --         --
   Stock purchase plan terminations                          --        --         --           --            33       --         --

                                                       ----------------------------------------------------------------------------
BALANCE AT JUNE 30, 1997                                  6,851   $20,950     21,290        2,073          (177)  (1,959)  $(12,996)


 16       See accompanying notes to consolidated financial statements.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
IN THOUSANDS


                                                         Years ended June 30
                                                      1997      1996     1995
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                  $ 2,355    (2,159)   3,739
  Adjustments to reconcile net income (loss)
    to net cash provided by operating activities:
        Elimination of RNBelgium goodwill               --       636       --
        Depreciation and amortization                5,451     6,135    3,714
        Reduction and disposal of capital assets       233     1,971       71
        (Increase) decrease in receivables          (1,351)    1,776   (1,330)
        (Increase) decrease in inventories           2,346    (2,168)  (1,136)
        Decrease in other current assets                67       731      350
        Increase (decrease) in accounts payable
          and accrued expenses                        (424)     (338)     631
        Increase (decrease) in income taxes
          payable                                    1,492      (352)    (330)
        (Increase) decrease in deferred income
          taxes                                        (79)      110      197
                                                  ----------------------------
           Net cash provided by operating
             activities                             10,090     6,342    5,906

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                              (4,202)   (7,474)  (5,929)
  Investment in RNBelgium, net of cash acquired         --        --     (186)
  Proceeds from the sale of fixed assets               117        --       --
  Increase (decrease) in other assets                  (83)       41      (26)
                                                  ----------------------------
  Net cash used in investing activities             (4,168)   (7,433)  (6,141)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term bank borrowings              --     6,262      738
  Repayment of short-term bank borrowings             (300)     (389)  (1,150)
  Proceeds from long-term debt                          --       193       --
  Repayment of long-term debt                       (3,189)     (723)    (201)
  Cash dividends                                      (586)     (645)    (640)
  Issuance of common shares                             --         5       --
  Purchase of treasury shares                           --    (3,372)      --
  Repayment of employee stock purchase
    plan loans                                          93       192       91
  Proceeds from stock purchase plan terminations        33        66      130
  Proceeds from exercised stock options                 --         3       79
                                                  ----------------------------
           Net cash provided by (used in)
             financing activities                   (3,949)    1,592     (953)

EFFECT OF EXCHANGE RATE CHANGES ON CASH               (223)     (593)     657
                                                  ----------------------------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     1,750       (92)    (531)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR       2,368     2,460    2,991
                                                  ----------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR           $ 4,118     2,368    2,460


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES FOR THE YEAR ENDED JUNE 30, 1995:
  Fair value of assets acquired, other than cash                      $ 3,660
  Liabilities assumed                                                  (2,164)
  Treasury shares (28) issued to former owners                           (248)
  Payable to former owners of acquired business                        (1,062)
                                                                      --------
     Cash paid for Robinson Nugent (Belgium)                          $   186
                                                                      --------


See accompanying notes to consolidated financial statements.                 17

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 1 NATURE OF OPERATIONS AND ORGANIZATIONS

Robinson Nugent, Inc. designs, manufactures, and markets electronic connectors, integrated circuit sockets and cable assemblies. Its products are sold throughout the world for use by manufacturers of computers, networks and telecommunications equipment, industrial controls, and a wide variety of other products to interconnect components of electronic systems.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The assets, liabilities and operations of foreign subsidiaries have been generally translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 - "Foreign Currency Translation."

STATEMENT OF CASH FLOWS. Cash and cash equivalents are defined as cash in banks and investment instruments having maturities of ninety one days or less on their acquisition date.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT. Depreciation is provided by the straight-line method over the estimated useful lives of buildings, machinery, and equipment for financial reporting purposes. Depreciation expenses include the amortization of buildings capitalized under lease obligations in accordance with Statement of Financial Accounting Standards No. 13 - "Accounting for Leases." Depreciation expense was $5,383 in 1997, $5,901 in 1996 and $3,530 in 1995.

INCOME TAXES. The Company follows SFAS No. 109 - "Accounting for Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expanded future tax consequences of events that have been recognized in the financial statements or income tax return. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax laws or rates.

RESEARCH, DEVELOPMENT AND ENGINEERING. Research, development, and engineering expenditures for the creation and application of new and improved products and manufacturing processes were approximately $3,400 in 1997, $3,700 in 1996 and $3,100 in 1995. Research, development and engineering costs are charged to operations as incurred.

GOVERNMENT INCENTIVE GRANTS. The Company has received an incentive grant from the government in Scotland related to capital expenditures for equipment and machinery over the period of 1994-97. The Company's policy is to recognize this capital expenditure grant over the estimated useful life of the equipment and machinery. The financial statements include grant income of approximately $272 in 1997, $231 in 1996 and $239 in 1995.

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

FOREIGN CURRENCY. The accounts of foreign subsidiaries are measured using local currency as the functional currency. For these operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net income and accumulated in a separate component of shareholders' equity. Gains and losses from foreign currency transactions are included as a separate component of other income (expense) in the consolidated statements of operations.

NEW ACCOUNTING STANDARDS. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" in 1997. SFAS No. 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value accounting rules. As permitted by SFAS No. 123, the Company chose to continue the current accounting for stock-based compensation and disclose in the footnotes to the financial statements the pro forma net income and earnings per share calculated using the new accounting rules.

  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was adopted by the Company in 1997. SFAS No. 121 standardized the accounting practices for the recognition and measurement of impairment loses on certain long-lived assets. The adoption of SFAS No. 121 was not material to our results of operations or financial position.

  The Financial Accounting Standards Board has issued SFAS No. 128, "Earnings per Share", SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."
 18

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

     SFAS No. 128 specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). This Statement's objective is to simplify the computation of earnings per share and to make the U.S. standard for computing earnings per share more comparable with EPS standards of other countries. As permitted by SFAS No. 128, the Company will adopt the new standard in fiscal 1998. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

     SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and loses) in a full set of general-purpose financial statements. The Company will adopt the new standard in fiscal 1999. The Company does not expect adoption of this standard will have a material impact on its financial statements.

     SFAS No. 131 specifies the way that public business enterprises report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt the new standard in fiscal 1999. The Company does not expect adoption of this standard will have a material impact on its financial statements.

INTERNATIONAL OPERATIONS. In connection with its international operations, the Company is subject to various risks inherent in foreign activities. These risks may include unstable economic and political conditions, changes in trade policies and regulations of countries involved, fluctuations in currency exchange rates and requirements for letters of credit or bank guarantees. Most of the Company's international operations are in western European countries, mainly Great Britain, Switzerland, Belgium and the Netherlands and to a lesser degree in the Asian countries of Japan, Singapore and Malaysia. These countries have experienced relatively stable political conditions and regulatory environments. The Company is exposed to risks associated with fluctuations in exchange rates including the Swiss franc, British pound sterling, Deutsche mark, Malaysian ringgit and the Netherlands guilder. The Company limits its exposure to these risks by incurring and paying for its expenses in the same currencies as those of its revenue. It is the Company's policy not to enter into derivative financial instruments for speculative purposes. There were no derivative financial instruments outstanding as of June 30, 1997.

COMMON SHARE DATA. Per common share data for 1997 and 1995 are based on the weighted average number of common shares outstanding plus common share equivalents resulting from dilutive stock options. Per common share data for 1996 is based only on the weighted average number of common shares outstanding. The number of shares used in computing per common share data was 4,911 in 1997, 5,333 in 1996, and 5,383 in 1995.

RECLASSIFICATIONS. Certain reclassifications of prior year amounts have been made to conform to current year presentations, with no effect on total assets, liabilities, shareholders' equity or net income.


NOTE 3 INVENTORIES

                                                      1997      1996     1995

Inventories consist of the following:
Finished goods                                    $  3,873     4,526    2,687
Work in process                                      5,933     7,021    6,861
Raw material and supplies                            1,294     1,899    1,730
                                                  ----------------------------
     Total                                         $11,100    13,446   11,278

A portion of the gold and gold content in inventories is provided under a consignment agreement with a bank. Under terms of the gold consignment agreement, the Company has pledged certain inventories with gold content as collateral. Such inventories were approximately $350 at June 30, 1997.


NOTE 4 PROPERTY, PLANT AND EQUIPMENT

                                                      1997      1996     1995
                                                  ----------------------------
A summary of property, plant and
  equipment follows:
Land                                             $     808       836      839
Buildings                                           12,464    12,886   13,379
Machinery and equipment                             46,778    47,122   45,262
                                                  ----------------------------
                                                    60,050    60,844   59,480
Less accumulated depreciation and amortization      38,862    37,226   34,871
                                                  ----------------------------
     Total                                         $21,188    23,618   24,609

In June of 1997, management approved a plan to move all electro- plating and component assembly operations from its plant in Delemont, Switzerland to its facility in Inchinnan, Scotland, and to sell the facility in Delemont. Management evaluated the current market value of this building and decided to reduce its carrying value by $250 in order to approximate the estimated net realizable value of $2,500.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
IN THOUSANDS EXCEPT PER SHARE DATA

NOTE 5 ACCRUED EXPENSES

                                                      1997      1996     1995
                                                  ----------------------------
A summary of accrued expenses follows:
Compensation                                      $  1,560     1,394    1,129
Commissions                                            741       719      798
Distributor allowances                                 885       692      683
Pension and retirement plans                           273       267       22
State and local taxes                                  510       548      347
Deferred grant income                                  217       300      229
Other                                                1,374       879    1,248
                                                  ----------------------------
  Total                                           $  5,560     4,799    4,456


NOTE 6 LONG-TERM DEBT

                                                      1997      1996     1995
                                                  ----------------------------
Long-term debt consist of the following:
United States' obligation:
  Loans under a new long-term credit agreement      $4,000        --       --
  Obligation under purchase agreement for the
     acquisition of RN Belgium, interest imputed
     at 8%, paid off in June 1997                       --       567    1,062
Foreign obligations:
  6.875% fixed-rate real estate mortgage, payable
     in annual installments through 2004, with
     interest                                        1,594     2,092    2,522
  10.3% fixed-rate real estate mortgage, payable
     in quarterly installments through 2000            214       318      433
  7.65% fixed-rate real estate mortgage payable
     in quarterly installments through 2001            150       217      289
  10.0% capitalized lease obligation, payable to
     bank in monthly installments through 2002         237       274      314
  Other long-term debt                                 117       281      447
                                                  ----------------------------
        Total                                        6,312     3,749    5,067
  Less current installments of long-term debt          386       713      924
                                                  ----------------------------
        Long-term debt                              $5,926    3,036     4,143


In February 1997, the Company replaced its short-term bank line of credit with a new long-term credit agreement that provides for up to $9 million in revolving credit loans. The Company had $5 million in unused and available credit under this agreement at June 30, 1997. The average interest rate on this debt was 6.81% at June 30, 1997. This agreement is unsecured, but includes various operating and financial covenants including, a minimum current ratio, a maximum ratio of indebtedness to tangible net worth, a minimum fixed charge coverage ratio and a maximum funded debt ratio. The agreement terminates in December 1999 and includes a reduction in the total amount of available credit to $8 million in December 1997 and $7 million in December 1998. This agreement can be extended by mutual consent of the Company and the bank.

     The aggregate maturities of long-term debt for the five years ending June 30, 2002, amount to $386 in 1998, $381 in 1999, $4,385 in 2000, $332 in 2001,
$244 in 2002 and $584 thereafter.

     Total interest paid under the long-term debt agreements was $363 in 1997, $259 in 1996 and $237 in 1995.

     Total interest paid under the short-term bank line of credit was $315 in 1997, $252 in 1996 and $25 in 1995.

     In addition, the Company has a short-term line of credit available in Malaysia and Belgium at interest rates of 7.55% and 8.75%, respectively. Total unused and available credit under these agreements was approximately $450 as of June 30, 1997.

     The weighted average interest rate on short term debt was 7.2% in 1996.

     Property, plant and equipment with an approximate net book value of $5,588 is pledged as collateral under the various long-term debt agreements.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

NOTE 7 FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's noncurrent financial liabilities are shown below. The fair values of current assets and current liabilities are assumed to be equal to their reported carrying amounts.

                          1997                1996                1995
                    -------------------------------------------------------
                    CARRYING  FAIR      Carrying  Fair      Carrying  Fair
                    AMOUNT    VALUE     Amount    Value     Amount    Value
                    -------------------------------------------------------
Long term debt      $6,312    6,190     3,749     3,587     5,067     4,756

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


                                                      1997      1996     1995
                                                  ----------------------------
The provision (benefit) for income taxes follows:
Current:
     Federal                                        $1,098        65    1,173
     State                                             172        (8)     245
     Foreign                                           303       298      240
                                                  ----------------------------
        Total current                                1,573       355    1,658
Deferred:
     Federal                                           (44)      216      197
     State                                              (2)       40      (15)
     Foreign                                           (33)     (146)      15
                                                  ----------------------------
        Total deferred                                 (79)      110      197
                                                  ----------------------------
           Total                                    $1,494       465    1,855


The following reconciles income taxes computed at the U.S. Federal statutory rate to income taxes reported for financial reporting purposes:


                                                      1997      1996     1995
                                                  ----------------------------
Income tax expense (benefit) at statutory rate     $1,309       (576)   1,902
Non-U.S. tax-exempt (earnings) losses                 (146)      791     (213)
Tax-exempt earnings of FSC                             (89)       33     (139)
Foreign taxes, net of U.S. tax credit                  293       175      255
State and local taxes, net of U.S. Federal
  income tax                                           112        21      152
Research and experimentation credit                    (44)       --     (165)

Other                                                   59        21       63
                                                  ----------------------------
  Income taxes as reported                          $1,494       465    1,855


No U.S. Federal income taxes have been provided at June 30, 1997, on approximately $7,179 of accumulated earnings of certain foreign subsidiaries since the Company plans to reinvest such amounts for an indefinite future period. The Company made income tax payments, net of tax refunds received, of $1 in 1997, $805 in 1996 and $1,805 in 1995.

The net current and non-current components of deferred income taxes recognized in the balance sheet at June 30 follows:

                                                      1997      1996     1995
                                                  ----------------------------
Net current assets                                 $   602       696      851
Net non-current liabilities                           (838)   (1,011)  (1,056)
     Net assets (liabilities)                      $  (236)     (315)    (205)

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
IN THOUSANDS EXCEPT PER SHARE DATA


NOTE 8 INCOME TAXES (CONTINUED)

The tax effect of the significant temporary differences which comprise the deferred tax assets and liabilities at June 30 follows:

                                                      1997      1996     1995
                                                  ----------------------------
Deferred tax assets:
     Net operating loss carryforwards               $  815       900      501
     Employee compensation and benefits                322       276      306
     Inventories and other current assets              258       275      311
     State and local income taxes,
        net of U.S. Federal income tax benefit          23        43       68
     Other accrued expenses                             42        32       90
                                                  ----------------------------
        Total deferred tax assets                     1460     1,526    1,276
Deferred tax liabilities:
     Depreciation and amortization                    (881)     (941)    (894)
     Foreign taxes                                      --        --      (86)
                                                  ----------------------------
        Total deferred tax liabilities                (881)     (941)    (980)
                                                  ----------------------------
        Net deferred tax assets before valuation
           allowance                                   579       585      296
Deferred tax assets valuation allowance               (815)     (900)    (501)
                                                  ----------------------------
        Net deferred tax liabilities                 $(236)     (315)    (205)


At June 30, 1997, certain foreign subsidiaries have accumulated net operating loss carryforwards of approximately $2,850. Management is unable at this time to project future taxable income which will utilize these loss carryforwards. As a result, a valuation allowance was established in prior years in the amount of $900 in 1996 and $501 in 1995. Approximately $85 of this allowance was used in 1997. The tax benefit of these carryforwards will be recognized when management is able to project future taxable income of these foreign subsidiaries.

    The change in the deferred income tax (benefit) or expense represents the effect of changes in the amounts of temporary differences. The tax effect of changes in those temporary differences are presented below:


                                                      1997      1996     1995
                                                  ----------------------------
Depreciation and amortization                        $ (63)       47      181
State and local income taxes, net of
  U.S. Federal income tax benefit                       20        25      (21)
Accrued expenses                                       (63)       98      (45)
Deferred tax on DISC earnings                            -        --      (17)
Foreign tax                                             --       (86)      --
Minimum tax credit                                      10       (10)      --
Inventories and other current assets                    17        36       99
                                                  ----------------------------
     Total                                             (79)      110      197
Basis differential related to the
  acquisition of RN Belgium                             --        --      294
                                                  ----------------------------
     Total                                           $ (79)      110      491


NOTE 9 LEASED ASSETS AND LEASE COMMITMENTS

The consolidated financial statements include land and buildings under capital leases as follows:

                                                      1997      1996     1995
                                                  ----------------------------
Land and buildings                                  $  802     1,807    1,742
Less accumulated amortization                          118       594      564
                                                  ----------------------------
     Net assets under capitalized leases            $  684     1,213    1,178


The Company leases office and plant facilities, automobiles, computer systems, and certain other equipment under noncancelable operating leases, which expire at various dates. Taxes, insurance, and maintenance expenses are normally obligations of the Company. Rental expenses charged to operations under operating leases amounted to $1,312 in 1997, $1,342 in 1996 and $1,109 in 1995.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

A summary of future minimum lease payments follows:

                                                       Year ending June 30
                                                   --------------------------
                                                   CAPITAL          OPERATING
                                                    LEASES             LEASES
                                                  ----------------------------
1998                                              $     65              1,258
1999                                                    64                843
2000                                                    63                632
2001                                                    64                451
2002                                                    41                321
Later Years                                             --              1,297
                                                  ----------------------------
     Total minimum lease payments                      297              4,802
Less amount representing interest                       60
                                                  --------
     Present value of net minimum lease
        payments (included in long-term debt)     $    237


NOTE 10 EMPLOYEE BENEFITS

The Company has a defined contribution pension plan and a defined contribution 401(k) plan for eligible employees in the U.S. Annual contributions by the Company to the defined contribution pension plan are based upon specified percentages of the annual compensation of participants. Under the terms of the 401(k) plan, employees may contribute a portion of their compensation to the plan and the Company makes matching contributions up to a specified level. The contributions charged to expense under the defined contribution plans were $488 in 1997, $488 in 1996, and $433 in 1995.

    Personnel in Europe and Asia are provided retirement benefits under various programs which are regulated by foreign law. Annual contributions are generally regulated in amount and shared equally by the Company and its employees. The Company's share of annual contributions to the aforementioned foreign defined contribution plans were $380 in 1997, $335 in 1996 and $346 in 1995.


NOTE 11 STOCK OPTION PLANS

In September 1993, a stock option plan for eligible employees and nonemployee directors was adopted by the Board of Directors and subsequently approved, in November 1993, by the shareholders of the Company. The new plan replaced plans that expired in April 1993. Under the terms of the new plan, the Board of Directors is authorized to grant options in the aggregate of 500 common shares of the Company to eligible employees and a predetermined annual number of shares to nonemployee directors at prices not less than the market value at the date of grant. Fifty percent of the options are exercisable after the first anniversary date of the grant. One hundred percent of the options are exercisable after the second anniversary date of the grant. All options expire ten years after the date of grant. Terms and conditions of the new plan are similar to those of the expired plans.

    The following is a summary of the option transactions under the expired plans and the plan adopted in 1993.

1997                           SHARES   WEIGHTED AVERAGE OPTION PRICE PER SHARE
--------------------------------------------------------------------------------
Shares under option at
  beginning of year               385                                  $   7.62
   Granted                        204                                      5.19
   Expired                         (3)                                    11.50
   Cancelled                      (86)                                     7.92
                               -------------------------------------------------
Shares under option at end
  of year                         500                                      6.56


1996                           SHARES   WEIGHTED AVERAGE OPTION PRICE PER SHARE
--------------------------------------------------------------------------------
Shares under option at
  beginning of year               291                                  $   7.16
   Granted                        103                                      9.08
   Expired                         (1)                                    13.25
   Cancelled                       (7)                                     9.14
   Exercised                       (1)                                     6.63
                               -------------------------------------------------
Shares under option at
  end of year                     385                                      7.62

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
IN THOUSANDS EXCEPT PER SHARE DATA

NOTE 11 STOCK OPTION PLANS (CONTINUED)


1995                           SHARES   WEIGHTED AVERAGE OPTION PRICE PER SHARE

Shares under option at
  beginning of year               260                                  $   6.92
   Granted                         89                                      7.77
   Expired                         (4)                                    13.93
   Cancelled                      (29)                                     8.26
   Exercised                      (25)                                     4.57
                               -------------------------------------------------
Shares under option at
  end of year                     291                                      7.16

At June 30, 1997, a total of 282 shares at an average option price per share of $7.34 were exercisable and 130 shares were available for future grants.

The following table summarizes information about stock options outstanding at June 30, 1997;



                            OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
----------------------------------------------------------------------------  ----------------------------
                                               WEIGHTED            WEIGHTED                      WEIGHTED
                             NUMBER             AVERAGE             AVERAGE         NUMBER        AVERAGE
RANGE OF                OUTSTANDING           REMAINING            EXERCISE    EXERCISABLE      EXERCISED
EXERCISE PRICES          AT 6/30/97    CONTRACTUAL LIFE               PRICE     AT 6/30/97          PRICE
----------------------------------------------------------------------------  ----------------------------
$4.00 TO 5.875                  262                5.49              $ 4.82             80         $ 4.00
$6.00 TO 7.00                    56                3.81                6.55             57           6.55
$8.625 TO 9.25                  163                7.36                8.84            126           8.78
$10.875                          19                0.46               10.88             19          10.88
                                --------------------------------------------  ----------------------------
$4.00 TO 10.875                 500                5.72                6.56            282           7.34



The weighted average fair value of options granted during 1997 and 1996 were $1.64 and 3.18, respectively.

     The fair value of each stock option granted in 1997 and 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 1.3% to 2.6%; expected volatility of 32%; a range of risk-free interest rates of 5.91 to 6.74%; and expected lives of 5 years.

     In accordance with APB 25, the Company has not recognized any compensation cost for the stock option plan. Had compensation cost for the Company's stock option compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           1997          1996
------------------------------------------------------------------------------
Net income (loss)             As reported                $2,355        (2,159)
                              Pro forma                   2,183        (2,283)

Earnings (loss) per share     As reported                   .48          (.40)
                              Pro forma                     .45          (.43)

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No.123 does not apply to awards made prior to June 30, 1995.


NOTE 12 STOCK PURCHASE PLAN

In 1993, the Company adopted an employee stock purchase plan for key employees that provided for participants of the plan to purchase common shares of the Company on the open market through an independent trustee. The plan permitted the Board of Directors to authorize interest-free loans to the participants for the purchase of stock. Shares are held in trust as collateral for the loans, which are payable by the participants of the plan over a period not to exceed ten years. The plan also provided for participants to receive from the Company a matching number of common shares of the Company, based upon a vesting schedule and the participants' level of purchased shares. The plan terminated in 1994 with respect to new participation. The loans ($158 in 1997, $284 in 1996 and $547 in 1995) and deferred compensation charges ($19 in 1997, $70 in 1996 and $221 in 1995) associated with the plan are classified as a reduction of shareholders' equity. The amortization of the deferred compensation charged to expense was $51 in 1997, $151 in 1996 and $153 in 1995.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

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


NOTE 14 SETTLEMENT OF PATENT INFRINGEMENT CLAIM

In April 1997, the Company accepted a lump sum payment and recognized pretax income of $500 ($315 after related income taxes) from a settlement of a patent infringement claim against a competitor.


NOTE 15 ACQUISITION OF ROBINSON NUGENT (BELGIUM) B.V.B.A.

On February 21, 1995, the Company acquired 100% of Robinson Nugent (Belgium) b.v.b.a. (formerly Teckino Manufacturing b.v.b.a.), an engineering and manufacturing development company, for $1,538. The purchase agreement required a payment of $228 in cash, plus $248 of company stock (28,408 shares at $8.75 per share) at closing. In addition, the agreement provided for future payments of cash and company stock at various dates through February 1998 totaling $1,062. On August 18, 1995, the Company paid the former owners of RNBelgium $177 in cash and $172 in company stock (19,944 shares). In March 1996, the parties agreed to a $189 reduction in the amount of future payments, and that all future payments would be made in cash as part of a severance agreement with the former owner of RN Belgium. This liability was paid in June 1997.

     The acquisition has been accounted for by the purchase method of accounting and the results of operations of RNBelgium have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair value of net assets acquired (goodwill) was $923. This goodwill was included in other assets in 1995. Amortization expense was $83 in 1996 and $31 in 1995. In March 1996, this goodwill was reduced by $189 as a result of the future payment reduction noted above. The remaining balance of this goodwill was determined by management to have no continuing value and was charged to operations in 1996.

     On an unaudited pro forma basis, assuming the purchase of RNBelgium had occurred on July 1, 1993, net sales would have increased approximately $3,100 in 1995, whereas net income and net income per common share would not have been significantly different from reported amounts.


NOTE 16 SIGNIFICANT CUSTOMER


No sales to a single customer exceeded 10% of total sales in 1997 or 1996. During 1995, the Company had sales of approximately $8,900 to a single customer which was in excess of 10% of total net sales for that year.


NOTE 17 BUSINESS SEGMENT AND FOREIGN SALES

The Company operates within the electronic connectors segment of the electronics industry. Products are sold throughout the world for use by manufacturers of computers, telecommunications equipment, automobiles, industrial controls, medical instrumentation, and a wide variety of other products to interconnect components of electronic systems. The sales and marketing operations outside the United States are conducted in Japan, Malaysia, Singapore, Great Britain, Germany, France, Spain, Sweden and Italy. During 1997, the Company had manufacturing operations located in the United States, Switzerland, Scotland, Belgium, and Malaysia.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
IN THOUSANDS EXCEPT PER SHARE DATA

NOTE 17 BUSINESS SEGMENT AND FOREIGN SALES (CONTINUED)

                                              1997           1996         1995
                                          -------------------------------------
SALES
-------------------------------------------------------------------------------
United States
   Domestic                                $52,849         51,664       47,724
   Export:
      Europe                                    57             58        2,176
      Asia                                     194          1,285        4,987
      Rest of World                          2,128          1,447        1,625
                                          -------------------------------------
         Total sales to customers           55,228         54,454       56,512
   Intercompany                              8,447          6,813        5,544
                                          -------------------------------------
         Total United States                63,675         61,267       62,056
Europe
   Domestic                                 21,552         19,553       17,613
   Export:
      Asia                                     422          1,752        2,908
      Rest of World                             --             --           20
                                          -------------------------------------
         Total sales to customers           21,974         21,305       20,541
   Intercompany                              4,293          3,517        3,495
                                          -------------------------------------
         Total Europe                       26,267         24,822       24,036
Asia
   Domestic                                  7,543          5,120        2,711
   Export to rest of world                      95             85          915
                                          -------------------------------------
         Total sales to customers            7,638          5,205        3,626
   Intercompany                              2,883          2,448        1,018
                                          -------------------------------------
         Total Asia                         10,521          7,653        4,644
Eliminations                               (15,623)       (12,778)     (10,057)
                                          -------------------------------------
         Consolidated                      $84,840         80,964       80,679

IDENTIFIABLE ASSETS
-------------------------------------------------------------------------------
United States                              $39,310         38,984       39,668
Europe                                      16,891         17,349       21,584
Asia                                         5,739          4,704        3,562
Eliminations                               (12,244)        (9,571)     (10,645)
                                          -------------------------------------
         Consolidated                      $49,696         51,466       54,169

INCOME (LOSS) BEFORE INCOME TAXES
-------------------------------------------------------------------------------
United States                               $3,939            384        5,126
Europe                                         205         (1,546)         288
Asia                                          (295)          (532)         180
                                          -------------------------------------

      Consolidated                         $ 3,849         (1,694)       5,594

Intercompany sales of finished products were generally priced to "share" profits based upon current market conditions. Items requiring further processing were priced at cost plus a fixed percentage.

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES


NOTE 18 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                  THREE MONTHS ENDED
For the year ended June 30, 1997    SEPT. 30, 1996   DEC. 31, 1996    MAR. 31, 1997     JUNE 30, 1997          TOTAL
---------------------------------------------------------------------------------------------------------------------
Net sales                                $21,123         20,100           21,651            21,966            84,840
Gross profit                             $ 4,727          4,248            5,177             4,919            19,071
Net income                               $   402            138              939               876             2,355
---------------------------------------------------------------------------------------------------------------------
Net income per common share              $   .08            .03              .19               .18               .48
---------------------------------------------------------------------------------------------------------------------
Dividends per common share               $   .03            .03              .03               .03               .12
---------------------------------------------------------------------------------------------------------------------


                                                                  THREE MONTHS ENDED
For the year ended June 30, 1996    SEPT. 30, 1995   DEC. 31, 1995    MAR. 31, 1996     JUNE 30, 1996          TOTAL
---------------------------------------------------------------------------------------------------------------------
Net sales                                $20,500         20,047           21,178            19,239            80,964
Gross profit                             $ 5,261          4,272            4,744             1,083            15,360

Net income (loss)                        $   800            (56)             332            (3,235)           (2,159)
---------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share       $   .15           (.01)             .06              (.63)             (.40)
---------------------------------------------------------------------------------------------------------------------
Dividends per common share           $       .03            .03              .03               .03               .12
---------------------------------------------------------------------------------------------------------------------


Net income (loss) per share amounts are calculated independently for each of the periods presented. The sum of the quarters may not equal the full year net income (loss) per share amounts.

     Fourth quarter 1997 revenue was up $2,700 compared to fourth quarter 1996. This revenue increase reflected higherrevenues in the United States, Asia and Europe.

     Gross profit increased primarily due to the higher volume, as well as a prior year $1,800 pre-tax charge ($1,200 after-tax) relative to the reduction of carrying values of various production equipment due to shorter product life cycles.

     In the fourth quarter results include $500 of pre-tax income to the Company from a patent infringement settlement and a pre-tax charge of $250 to reduce the carrying value of the Company's facility in Delemont, Switzerland. In April, the Company accepted a lump sum payment to end a patent infringement charge it had filed against a competitor. This $500 settlement compensated the Company for all past and future royalty claims, and increased net income by $315 or 6 cents per share in the quarter and the year.

     In June of 1997, management approved a plan to move all electro-plating and component assembly operations from its plant in Delemont, Switzerland to its facility in Inchinnan, Scotland, and to sell the facility in Delemont. Management evaluated the current market value of this building and decided to reduce its carrying value by $250 in order to approximate the estimated net realizable value and decreased net income by $190 or 4 cents per share in the quarter and the year. Approximately $150 of employee severance costs related to this plant closure and approximately $100 of costs to relocate these operations to Scotland will be expensed in fiscal 1998.

     In addition to the above factors, 1996 fourth quarter net income was also negatively affected by a $600 charge to eliminate goodwill associated with Robinson Nugent (Belgium) B.V.B.A. (no current tax benefit), and a $400 pre-tax provision for workforce reductions and associated personnel charges ($300 after tax).


REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders of Robinson Nugent, Inc.:

We have audited the accompanying consolidated balance sheets of Robinson Nugent, Inc. and Subsidiaries, as of June 30, 1997, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Robinson Nugent, Inc. and Subsidiaries as of June 30, 1997, 1996, and 1995, and the results of their operations and their cash flows for each of the three years then ended in conformity with generally accepted accounting principles.

/s/Coopers & Lybrand L.L.P.

Louisville, Kentucky
August 5, 1997

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES


REPORT OF MANAGEMENT

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

     The 1997 consolidated financial statements have been audited by Coopers & Lybrand L.L.P., independent accountants. Their audit was made in accordance with generally accepted auditing standards and included such reviews and tests of the Company's internal accounting controls as they considered necessary.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable cost that Company assets are protected against loss or unauthorized use and that transactions and events are properly recorded.

     The Board of Directors, through its Audit Committee, comprised solely of directors who are not employees of the Company, meets with management, the internal audit staff, and the independent accountants to assure that each is properly discharging its respective responsibilities. The independent accountants have free access to the Audit Committee, without management present, to discuss the results of their work, their assessment of the adequacy of internal accounting controls, and the quality of financial reporting.


/s/Larry W. Burke

Larry W. Burke
President and
Chief Executive Officer


/s/Robert L. Knabel

Robert L. Knabel
Vice President, Treasurer, and
Chief Financial Officer

September 16, 1997


CORPORATE INFORMATION


BOARD OF DIRECTORS


SAMUEL C. ROBINSON        BEN M. STREEPEY                  JERROL Z. MILES
Chairman of the Board,    Vice President and               Senior Vice President
Robinson Nugent, Inc.     General Manager                  National City Bank,
                          Lexmark International            Kentucky

LARRY W. BURKE            RICHARD L. MATTOX                JAMES W. ROBINSON
President and             Secretary, Robinson Nugent, Inc. Chairman & Treasurer
Chief Executive Officer   Mattox & Mattox                  (Retired)
Robinson Nugent, Inc.                                      Robinson Nugent, Inc.

PATRICK C. DUFFY          DIANE T. MAYNARD                 DONALD C. NEEL
Independent Investor      Management Consultant            President & Chief
& Business Advisor                                          Executive Officer
                                                           Health Network
                          RICHARD W. STRAIN                International
                          Independent Investor
                          & Business Advisor

CORPORATE OFFICERS

LARRY W. BURKE            W. MICHAEL COUTU                 RICHARD L. MATTOX
President and             Vice President of Operations     Secretary
Chief Executive Officer
                          DAVID W. PHETEPLACE
ROBERT L. KNABEL          Vice President and General Manager
Vice President, Treasurer North American Operations and Chief Financial
Officer

                                          ROBINSON NUGENT, INC. AND SUBSIDIARIES


CORPORATE INFORMATION

LEGAL COUNSEL                             INDEPENDENT ACCOUNTANTS
MATTOX & MATTOX                           COOPERS & LYBRAND L.L.P.
New Albany, Indiana                       Louisville, Kentucky


INVESTOR INFORMATION

FORM 10-K
A copy of Robinson Nugent, Inc. Form 10-K Annual Report to the Securities and Exchange Commission for the year ended June 30, 1997, may be obtained without charge by any shareholder of the Company by written request to the Treasurer at the corporate headquarters.

SECURITY ANALYST CONTACT
Larry W. Burke,
President and Chief Executive Officer
(812) 945-0211

TRANSFER AGENT AND REGISTRAR
Harris Trust and Savings Bank
Shareholder Services
P.O. Box A3504
Chicago, Illinois 60690

For change of address, lost dividend checks or lost stock certificates, write or call the transfer agent and direct your inquiry to:
Corporate Trust Department
(800) 573-4048


MANUFACTURING FACILITIES



NORTH AMERICA                           EUROPE                                  ASIA
  USA                                        SCOTLAND                                MALAYSIA
     800 East Eighth Street                   4 Fountain Avenue                       Plot 10. 16, Jalan PKNK 1/2,
     New Albany, IN 47150                     Inchinnan Business Park                 Sungai Petani Industrial Estate
     (812) 945-0211                           Inchinnan, Renfrew PA4 9RQ              08000 Sungai Petani
                                              44 141-812-1111                         Kedah Darul Aman, Malaysia
     2640 Tarna Drive                                                                 60 4-4411703
     Dallas, TX 75229                      SWITZERLAND
     (972) 241-1738                           6, rue Saint-Georges                       Plot 10. 15, Jalan PKNK 1/2,
                                              2800 Delemont                              Sungai Petani Industrial Estate
     311 Childers Street                      41 66-218235                               08000 Sungai Petani
     Kings Mountain, NC 28086                                                         Kedah Darul Aman, Malaysia
     (704) 739-7473                        BELGIUM                                       60 4-4411703
                                              Heikant 21
     41946 Christy Street                     3930 Hamont-Achel
     Fremont, CA 94538                        32 11-663628
     (510) 226-1906

SALES OFFICES

NORTH AMERICA                              UNITED KINGDOM                       SWEDEN
  USA                                         Unit 9A, Intec Two, Wade Road        Fagerstagatan 9
     800 East Eighth Street                   Basingstoke, Hampshire, (London)     S-16353 Spanga
     New Albany, IN 47150                     RG24 8NE                             46 8-761-8770
     (812) 945-0211                           44-1256-842626
                                                                                SPAIN
     First BankPlaza, Suite #304,          GERMANY                                 Vileta de mar, NDEG.  17-bis
     Lake Zurich, IL 60047                    Ziegelstrasse 28-1                   43007 Tarragona
     (847) 438-0606                           D-71063 Sindelfingen (Stuttgart)     34 977 236903
                                              49 7031-9508-0
     41946 Christy Street                                                       ASIA
     Fremont, CA 94538                     ITALY                                   JAPAN
     (510) 226-1900                           Via Fidelina, 2                         Selon Building, 11-7 Shinsen-cho,
                                              I-20061 Carugate (Milano)               Shibuya-ku
EUROPE                                        39 2 921-50404                          Tokyo 150 Japan
  FRANCE                                                                              81-3-3463-2381
     Zac de la Sabli`ere                   NETHERLANDS
     4, rue Maryse Bastie,                    Pettelaarpark 24                     SINGAPORE
     F-91430 Igny (Paris)                     5216 PS s-Hertogenbosch                 268 Orchard Road, #08-07
     33 1 69-85-5000                          31 73-6928112                           Singapore 238856
                                                                                      65 235-9755
