Form 10-K, Exhibit 13
period 1998-06-30
ROBINSON NUGENT INC
filed 1998-10-15
CIK 276747

TEN-YEAR FINANCIAL SUMMARY
IN THOUSANDS EXCEPT PER SHARE DATA

-------------------------------------------------------------------------------------------------------------
                                                                                  Years ended June 30
-------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:                                                         1998           1997           1996
Net sales                                                               $74,146         84,840         80,964
Cost of sales                                                            62,557         65,769         65,604
-------------------------------------------------------------------------------------------------------------
      Gross profit                                                       11,589         19,071         15,360
-------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                             14,565         15,598         16,749
Restructuring and unusual charges                                         5,063             --             --
-------------------------------------------------------------------------------------------------------------
      Operating income (loss)                                            (8,039)         3,473         (1,389)
-------------------------------------------------------------------------------------------------------------
Other income (expense)                                                     (403)           376           (305)
      Income (loss) before income tax expense (benefit)                  (8,442)         3,849         (1,694)
Income tax expense (benefit)                                             (2,261)         1,494            465
-------------------------------------------------------------------------------------------------------------
         NET INCOME (LOSS)                                              $(6,181)         2,355         (2,159)
-------------------------------------------------------------------------------------------------------------
Return on net sales                                                       (8.3%)          2.8%          (2.7%)
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION:
-------------------------------------------------------------------------------------------------------------
Net income (loss), basic and dilutive                                  $  (1.26)           .48           (.40)
Cash dividends                                                              .12            .12            .12
Basic weighted average shares outstanding                                 4,892          4,892          5,333
Dilutive weighted average shares outstanding                              4,892          4,911          5,333
Book value at year-end*                                                    4.73           6.37           6.13

-------------------------------------------------------------------------------------------------------------
BALANCE SHEET:
-------------------------------------------------------------------------------------------------------------
Working capital                                                         $10,740         16,581         10,328
Property, plant and equipment - net                                      19,424         21,188         23,618
Total assets                                                             42,302         49,696         51,466
Long-term debt                                                            7,607          5,926          3,036
Shareholders' equity                                                     23,128         31,140         29,968

-------------------------------------------------------------------------------------------------------------
OTHER DATA:
-------------------------------------------------------------------------------------------------------------
Current ratio to 1.0                                                        1.9            2.4            1.6
Return on shareholders' average equity                                   (22.8%)          7.8%          (6.0%)
Capital expenditures                                                      7,818          4,202          7,474
Depreciation and amortization                                             8,557          5,451          6,135


*On the basis of year-end outstanding common shares.

See Note 17 of Notes to Consolidated Financial Statements for Selected Quarterly Financial Data, including dividend payments on common shares.


                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES


---------------------------------------------------------------------------------------------------------------------------
                                                           1995      1994      1993      1992      1991      1990      1989
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net sales                                                80,679    67,557    58,671    50,759    53,061    55,031    53,149
Cost of sales                                            59,329    49,642    42,986    38,750    41,529    41,802    39,504
---------------------------------------------------------------------------------------------------------------------------
      Gross profit                                       21,350    17,915    15,685    12,009    11,532    13,229    13,645
---------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses             15,586    13,727    12,039    10,985    11,153    12,724    11,531
Restructuring and unusual charges                            --        --       620        --        --        --        --
---------------------------------------------------------------------------------------------------------------------------
      Operating income (loss)                             5,764     4,188     3,026     1,024       379       505     2,114
---------------------------------------------------------------------------------------------------------------------------
Other income (expense)                                     (170)      841      (464)      214       438      (259)      236
      Income (loss) before income tax expense (benefit)   5,594     5,029     2,562     1,238       817       246     2,350
Income tax expense (benefit)                              1,855     2,410       900       290       250      (450)      400
---------------------------------------------------------------------------------------------------------------------------
         NET INCOME (LOSS)                                3,739     2,619     1,662       948       567       696     1,950
---------------------------------------------------------------------------------------------------------------------------
Return on net sales                                        4.6%      3.9%      2.8%      1.9%      1.1%      1.3%      3.7%
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION:
---------------------------------------------------------------------------------------------------------------------------
Net income (loss), basic and dilutive                       .69       .49       .31       .18       .10       .13       .33
Cash dividends                                              .12       .12       .08       .08       .08       .08       .08
Basic weighted average shares outstanding                 5,337     5,315     5,315     5,315     5,315     5,315     5,840
Dilutive weighted average shares outstanding              5,383     5,368     5,331     5,315     5,315     5,315     5,840
Book value at year-end*                                    6.79      5.91      5.31      5.52      5.17      5.34      4.96

---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET:
---------------------------------------------------------------------------------------------------------------------------
Working capital                                          15,875    15,014    14,780    17,431    16,210    16,595    14,609
Property, plant and equipment - net                      24,609    19,344    15,871    15,506    15,216    16,077    15,843
Total assets                                             54,169    45,377    40,727    40,520    38,743    40,823    38,170
Long-term debt                                            4,143     2,408     2,166     3,409     3,234     3,589     3,519
Shareholders' equity                                     36,480    31,419    28,231    29,346    27,490    28,370    26,179

---------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
---------------------------------------------------------------------------------------------------------------------------
Current ratio to 1.0                                        2.3       2.4       2.5       3.4       3.2       3.0       2.9
Return on shareholders' average equity                    11.0%      8.8%      5.8%      3.3%      2.0%      2.6%      6.3%
Capital expenditures                                      5,929     5,793     4,060     2,382     2,488     1,994     1,036
Depreciation and amortization                             3,714     3,003     3,031     2,809     2,897     2,752     3,100



ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION
-------------------------------------------------------------------------------

Certain statements in the following discussions regarding the Company's future product and business plans, financial results, performance and events are forward-looking statements and are based on current expectations. Actual results may differ materially due to a number of risks and uncertainties, including the risks detailed below in "Risk Factors That May Affect Future Results."

-------------------------------------------------------------------------------

1998 vs. 1997. Customer orders for the fiscal year ended June 30, 1998, were $69.9 million, down $13.6 million or 16.3%, compared to customer orders of $83.5 million in the prior year. Sales in fiscal 1998 were $74.1 million, compared to sales of $84.8 million in the prior year. The Company's net loss for fiscal 1998 was $6.2 million or $1.26 cents per common share, including restructuring and unusual expenses of $5.1 million ($3.6 million after taxes), compared to net income of $2.4 million or 48 cents in the prior fiscal year.

Customer sales in the United States were $48.7 million compared to $55.2 million in the prior year. The Company experienced a decrease in the sales of older, more mature products, such as pin grid array sockets, surface mount plastic leaded chip carrier sockets, stamped and screw machine sockets, as well as older versions of PC board and backpanel connectors. Cable assembly sales in the United States were also lower than the previous year. These sales reductions were partially offset by an increase in sales of newer, more profitable PC board and backpanel connectors used in high-speed routers, computer workstations, high-end servers and other communication and networking components.

European customer sales were $18.5 million compared to $22.0 million in the prior year, a decline of $3.5 million or 16%, measured in U.S. dollars, or 13% when measured in local currencies, such as the pound sterling, Swiss franc and German mark. This sales decline is due primarily to a reduction in the sales of screw machine and stamped sockets. Helping to counter part of this decline, the Company experienced an increase in sales of new designs of smart card reader connectors and PCMCIA connectors used in electronic memory applications currently in demand by major communication and satellite broadcasting companies in Europe. Management expects sales of these types of products to continue to grow in the future.

Customer sales in Asia, which includes sales generated from our operations in Japan, Malaysia and Singapore, were $7.0 million compared to $7.6 million in the prior year. The sales decline in this region is due primarily to lower sales of screw machine and stamped sockets and certain types of PC board connectors. This region generated higher sales in pin grid array sockets, cable-to-board connectors and cable assemblies. The Company expects sales to improve in this region due to the recent development and introduction of a new product line consisting of small outline memory module connectors. The economic conditions in the region and the instability of the Japanese yen, Malaysian ringgit and other Asian currencies had some impact on the current year sales of the Company. The strength of the dollar and pound sterling against these currencies caused products produced in the U.S. and Scotland to be more expensive than locally produced products.

Gross profits of $11.6 million in fiscal 1998 decreased $7.5 million or 39.3% compared to fiscal 1997. The lower gross profits reflect the lower sales in the United States, Europe and Asia Pacific, coupled with higher research, development and engineering expenses associated with new product development. Research, development and engineering expenses, which were included in gross profit, were $4.0 million for fiscal 1998 compared to $3.4 million for fiscal 1997. These expenses represented 5.4% of sales in 1998 compared to 4.0% in the prior year as the Company increased its investment in the development of new and improved product offerings.

The Company recorded $5.1 million of restructuring and unusual charges in the current year. These charges include $3.1 million of restructuring and reorganization expenses, as well as $2.0 million of unusual charges related to a reduction in the carrying value of various assets. The $3.1 million of restructuring charges includes costs related to the closure and move of the Company's cable assembly facility in North Carolina ($1.6 million), the reorganization of the sales, management and manufacturing organizations in Europe and North America ($0.5 million), and the cost to discontinue several product lines ($1.0 million). While the new cable assembly facility in Reynosa, Mexico, will start operations in September 1998, the costs associated with the closure of the North Carolina facility have been recognized in fiscal 1998. These restructuring plans were implemented to allow the Company to compete more effectively in a changing, highly competitive market place.

Unusual charges of $2.0 million reflect a reduction in the carrying value of various assembly equipment, mold tools and dies. These costs result from an evaluation of the Company's ability to recover asset costs given existing market conditions. A major portion of these asset value reductions relate to the Company's decision to phase out certain products where increased offshore competition has resulted in unacceptable profit margins. In addition, the Company has reduced the carrying value of other assets due to present market demand and the low profitability of these products.

Selling, general and administrative expenses (SG&A) of $14.6 million decreased by $1.0 million or 6.5% in 1998 compared to 1997. The decrease in SG&A primarily reflects lower selling expenses in Europe due to the consolidation and reorganization of several sales offices and the elimination of bonus expense in 1998. The Company paid approximately $.4 million in bonus awards in 1997, which were granted under the incentive bonus plan for executive officers and key employees. No awards were made under this program in 1998. Administrative expenses in Asia were lower compared to the prior year, due primarily to changes in currency exchange rates. The U. S. dollar strengthened relative to the Singapore dollar and the Japanese yen.

Other expenses increased the Company's loss by $0.4 million in fiscal 1998, compared to other income of $0.4 million in fiscal 1997. The other income in 1997 was primarily attributable to income from a $0.5 million settlement of a patent infringement charge the Company had filed against a competitor, and currency exchange gains of approximately $0.4 million. The Company recognized $0.1 million of currency gain in 1998. The currency gains in the current and prior years were primarily related to intercompany receivable and payable positions between the Company's subsidiaries.

The provision for income taxes was provided using the appropriate effective tax rates for each of the tax jurisdictions in which the Company operates. The Company recognized a tax benefit of $546 for deferred tax assets related to the U.S. operations. No tax benefit has been recognized on the pretax losses incurred in Belgium, Scotland, Malaysia and Japan. The Company maintains a valuation allowance of approximately $1.5 million for tax benefits of prior period net operating losses in these tax jurisdictions. At such time as management is able to project the probable utilization of all or part of these net operating loss carry-forward provisions, the valuation allowances for these deferred tax assets will be reversed.

The net loss in fiscal 1998 amounted to $6.2 million or $1.26 per share, including restructuring and unusual charges of $5.1 million ($3.6 million after income taxes or 73 cents per share), compared to a net income of $2.4 million or 48 cents per share in the prior year. Operations in the United States, Europe and Asia incurred net losses, after restructuring unusual charges and taxes of $3.8 million, $2.4 million and $15,000 respectively.

The recent currency crisis in Asia had an impact on the Company's operating results in the year. While sales in Japan were unfavorably impacted by the strengthening of the U. S. dollar against the Japanese yen, operating results in Southeast Asia were affected favorably due to the fact that most of the Company's sales to customers in Southeast Asia are transacted in U. S. dollars. These sales were not significantly affected by the currency crisis. Cost of sales and operating expenses in Southeast Asia were lower in the period due primarily to the devaluation of the Malaysian ringgit and the Singapore dollar, compared to the U. S. dollar.


                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
-------------------------------------------------------------------------------

1997 vs. 1996. Customer orders for the fiscal year ended June 30, 1997, were $83.5 million, up $1.9 million or 2.4%, compared to customer orders of $81.6 million in the prior year. Sales in fiscal 1997 were $84.8 million, compared to sales of $81.0 million in the prior year. The Company's net income for fiscal 1997 was $2.4 million or 48 cents per common share compared to net loss of $2.2 million or 40 cents in the prior fiscal year.

The increase in 1997 sales reflected higher sales of smart card reader connectors and PC memory card products in Europe, and pin grid array sockets, PC board connectors and backpanel connector products (METPAK?2) in the United States. The higher revenue items were partially offset by a lower volume of sales of plastic leaded chip carrier sockets and screw machine products, worldwide. Customer sales in the United States of $52.8 million increased 2% from the prior year and represented 62% of consolidated sales in 1997, compared to 64% in 1996. European sales of $21.6 million in fiscal year 1997 increased by $2.0 million, and represented 26% of the Company's consolidated sales in 1997, compared to 24% in 1996.

Asia sales (from the Company's Japan, Malaysia and Singapore operations) of $8.2 million in fiscal 1997 were slightly higher than the prior year, due to higher screw machine sales in Japan and cable assembly and connector sales in Malaysia.

Gross profits of $19.1 million in fiscal 1997 increased $3.7 million or 24.2% compared to fiscal 1996. The higher gross profits reflected the higher gross profits from operations in the United States, Europe and Asia Pacific, lower research, development and engineering expenses, and the effect of manufacturing cost reduction programs. Prior year gross profits reflect an adjustment that reduced the carrying values of various production equipment. During the fourth quarter of 1996, the Company determined that shorter product life cycles and increasingly competitive market conditions negatively affected the carrying values of various production equipment. Therefore, a charge of $1.8 million pretax ($1.2 million after-tax) was recorded.

Research, development and engineering expenses, which were included in gross profit, were $3.4 million for fiscal 1997, compared to $3.7 million for fiscal 1996. Engineering represented 4.0% of sales in 1997, compared to 4.5% in the prior year.

Selling, general and administrative expenses of $15.6 million decreased by $1.1 million or 7.1% in 1997, compared to 1996. The decrease in SG&A primarily reflects lower administrative expenses in Europe partially offset by approximately $.4 million in bonus awards, granted under the incentive bonus plan for executive officers and key employees. No awards were made under this program in 1996. The prior year results also include a charge of $.6 million relating to the elimination of goodwill. Administrative expenses in Asia remained relatively unchanged, as compared to the prior year.

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

The provisions for income taxes in 1997 and 1996 were provided on the basis of effective tax rates in the respective countries. The Company did recognize approximately $85,000 in tax benefits resulting from prior year losses used to offset current year income at certain foreign operations. However, the Company still has approximately $.8 million in tax benefits resulting from loss carry-forwards in foreign countries that will not be recognized until management is able to project the probable utilization of all or part of these losses.

-------------------------------------------------------------------------------

Liquidity and Capital Resources. Working capital as of June 30, 1998, was at $10.7 million compared to $16.6 million at June 30, 1997. The Company's current ratio at June 30, 1998, was 1.9 to 1 compared to 2.4 to 1 at June 30, 1997. Cash balances at June 30, 1998, were $0.9 million compared to $4.1 million at year-end June 30, 1997. The Company's long-term debt as a percentage of stockholders' equity was 32.9% at year-end 1998, compared to 19.1% at year-end 1997.

Capital expenditures were primarily for improvements to, and the expansion of, our molding, plating and stamping capabilities, as well as expenditures for new mold tools, contact dies and assembly equipment, and other expenditures related to the Company's program to replace its management information systems. Total capital expenditures were $7.8 million in the fiscal year 1998, compared to $4.2 million in 1997.

The Company believes future cash requirements for capital expenditures and working capital can be funded from operations, supplemented by proceeds from the existing long-term credit agreement and a new $1.3 million long-term loan to be secured by a mortgage on the Company's facility in Dallas, Texas. This loan will be closed in fiscal 1999. The Company currently has $1.8 million in unused and available credit under the existing credit agreement at June 30, 1998.

-------------------------------------------------------------------------------
RISK FACTORS THAT MAY AFFECT FUTURE RESULTS
-------------------------------------------------------------------------------

New Products and Technological Change. The Company's results of operations and competitive strength depend upon the successful and rapid development of new products and enhancements to existing products. The market for the Company's products is characterized by rapid technological advances and changes in customer demand, which necessitate frequent product introductions and enhancements. These factors can result in unpredictable product transition and shortened product life cycles, and can render existing products obsolete or unmarketable. The Company must make significant investments in research and product development and successfully introduce competitive new products and enhancements on a timely basis. The success of new product introductions is dependent on a number of factors, including the rate at which a new product gains acceptance and the Company's ability to effectively manage product transitions. The development of new technology, products, and enhancements is complex and involves uncertainties, which increases the risk of delays in the introduction of new products and enhancements. From time to time the Company has encountered delays that have adversely affected the Company's financial results and competitive position in the market. There can be no assurances that the Company will not encounter development or production delays, or that despite intensive testing by the Company, flaws in design or production will not occur in the future. Design flaws could result in the Company experiencing a rate of failure in its products that delays the shipment or sale of its products, triggers substantial repair or replacement costs, damages the Company's reputation and causes material adverse effect upon the Company's financial results.

The Company has historically generated its revenue and operating profits primarily from the sale of products to the computer, network equipment and communications industries. The Company is focusing resources on expanding further into these markets. There can be no assurances that the Company will be successful in expanding these markets.

-------------------------------------------------------------------------------

Dependence on Key Customers. Many of the Company's products are designed specifically for individual customers. Future revenue from these products is therefore dependent on the customer's continued need and acceptance of these products.

-------------------------------------------------------------------------------

Competition. The market for the Company's products is intensely competitive and subject to continuous, rapid technological change, frequent product performance improvements and price reductions. In the connector marketplace, competition comes from companies that have substantially greater resources, including AMP, Inc., Molex, Inc., Berg Electronics Corp. and Methode Electronics, Inc., as well as several other similarly sized com-


ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
-------------------------------------------------------------------------------

panies. The Company expects that the markets for its products will continue to change as customer buying patterns continue to migrate to emerging products and technologies. The Company's ability to compete will depend to a considerable extent on its ability to continuously develop and introduce new products and enhancements to existing products. Increased competition may result in price reductions, reduced margins and declining market share, which may have a material adverse effect on the Company's business and financial results.

-------------------------------------------------------------------------------

Intellectual Property. The Company's intellectual property rights are material assets and key to its business and competitive strength. Robinson Nugent protects its intellectual property rights through a combination of patents, trademarks, copyrights, confidentiality procedures, trade secret laws and licensing arrangements. The Company's policy is to apply for patents, or other appropriate proprietary or statutory protection, when it develops new or improved technology that is important to its business. Such protection, however, may not preclude competitors from developing products similar to the Company's products. In addition, competitors may attempt to restrict the Company's ability to compete by advancing various intellectual property legal theories which could, if enforced by the courts, restrict the Company's ability to develop and manufacture interoperable products. Also, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as the laws of the United States. The Company also relies on certain technology that is licensed from others. The Company is unable to predict whether its license arrangements can be renewed on terms acceptable to the Company. The failure to successfully protect its intellectual property rights or obtain licenses from others as needed could have a material adverse effect on the Company's business and financial results.

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

-------------------------------------------------------------------------------

Information Systems. The Company is currently in the process of replacing the management information systems of its operations in the United States, Europe and Asia including order management, manufacturing resource planning, finance and accounting. These systems are scheduled to be operational by June 30, 1999 at a total cost of approximately $5.0 million. The implementation program is on schedule and the Company has incurred costs of approximately $1.4 million as of June 30, 1998. Software and hardware have been purchased and installed. Systems are currently being tested in a pilot program. While the Company expects that the new integrated systems will increase operational efficiencies, support future growth, and address the impact of the year 2000 on current systems, the Company's future operating results and financial condition could be adversely affected by functional or performance difficulties with the new system during the transition period. The Company does not presently have a contingency plan in the event of failure of these new management information systems, and is uncertain as to the effects of any such failure on the Company's results of operations, liquidity and financial condition. The Company intends to create a contingency plan during fiscal 1999. In addition, other information and operational systems have to be assessed related to the impact of the year 2000. Plans are being developed to address system modifications required by December 31, 1999. The Company has considered the potential effect on the Company's business, results of operations, and financial condition if key suppliers and vendors do not become year 2000 compliant in a timely manner. Management has taken reasonable steps to verify the Year 2000 readiness of its suppliers.

-------------------------------------------------------------------------------

Manufacturing Risks; Dependence on Suppliers. The Company uses standard molding compounds and pin sockets for many of its products and believes that, in most cases, there are a number of alternative, competent vendors for these components. In addition, the Company designs its own custom stamped and formed connector contacts. Robinson Nugent enters into agreements with custom stamping manufacturers to design and build stamping dies to produce proprietary stamped and formed contacts for the Company. The Company believes that these stamping operations are currently the only suppliers of these particular components that meet the Company's specifications and design requirements. Alternative sources are not readily available. An unanticipated failure of any sole source supplier to meet the Company's requirements for an extended period, or an interruption of the Company's ability to secure comparable components, could have a material adverse effect on its revenue and results of operations. In the event a sole source supplier was unable or unwilling to continue to supply components, the Company would have to identify and qualify other acceptable suppliers. This process could take an extended period, and no assurance can be given that any additional source would become available or would be able to satisfy the Company's production requirements on a timely basis.

-------------------------------------------------------------------------------

Earnings Fluctuations. The Company's reported earnings have fluctuated significantly in the past and may continue to fluctuate significantly in the future from quarter to quarter due to a variety of factors, including, among others, the effects of (i) customers' historical tendencies to make purchase decisions in the second half of the fiscal year, (ii) the timing of the announcement and availability of products and product enhancements by the Company and its competitors, (iii) fluctuating foreign currency exchange rates, (iv) changes in the mix of products sold, (v) variations in customer acceptance periods for the Company's products, and (vi) global economic conditions.

-------------------------------------------------------------------------------

Volatility of Stock Price. The trading price of the Company's common stock has fluctuated and in the future may fluctuate substantially in response to anticipated or reported operating results, industry conditions, new product or product development announcements by the Company or its competitors, announced acquisitions and joint ventures by the Company or its competitors, broad market trends unrelated to the Company's performance, general market and economic conditions, international currency fluctuations and other events or factors. Further, the volatility of the stock markets in recent years has caused wide fluctuations in trading prices of stocks of companies independent of their individual operating results. In the future, the Company's reported operating results may be below the expectations of stock market analysts and investors, and in such events, there could be an immediate and significant adverse effect on the trading price of the company's common stock.

-------------------------------------------------------------------------------

Impact of Recent Accounting Pronouncements. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" in 1998. SFAS No. 128 specifies the computation, presentation, and disclosure requirements for earnings per share. This statement's objective is to simplify the computation of earnings per share (EPS) and to make the U.S. standard for computing earnings per share more compatible with the EPS standards of other countries.

The Financial Accounting Standards Board has issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company will

                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES
8
adopt this new standard in fiscal 1999. The Company does not expect adoption of this standard will have a material impact on its financial statements.

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

-------------------------------------------------------------------------------
OPERATING RESULTS AS A PERCENTAGE OF NET SALES
-------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
                                                            1998           1997           1996
----------------------------------------------------------------------------------------------
Net Sales                                                  100.0%         100.0%         100.0%
Cost of sales                                               84.4           77.5           81.0
----------------------------------------------------------------------------------------------
Gross profit                                                15.6           22.5           19.0
----------------------------------------------------------------------------------------------
Selling, general and administration expenses                19.6           18.4           20.7
----------------------------------------------------------------------------------------------

Provision for restructuring and unusual expenses             6.8             --             --
----------------------------------------------------------------------------------------------
Operating income (loss)                                    (10.8)           4.1           (1.7)
----------------------------------------------------------------------------------------------
Other income (expense)                                      ( .5)            .4           (0.3)

----------------------------------------------------------------------------------------------
Income (loss) before income tax expense (benefit)          (11.3)           4.5           (2.0)
----------------------------------------------------------------------------------------------

Income tax expense (benefit)                                (3.0)           1.7            0.7
----------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                           (8.3%)          2.8%          (2.7%)
----------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
PRICE RANGE AND DIVIDEND INFORMATION
-------------------------------------------------------------------------------

The following table sets forth the high and low closing price of the Company's common shares, which are traded over the Nasdaq National Market under the symbol: RNIC, and the cash dividends declared per share in each of the quarters during the past three fiscal years ended June 30, 1998.


                                                                           Cash
                                                     Price Range      Dividends
                                                     High    Low
-------------------------------------------------------------------------------
FISCAL 1998
-------------------------------------------------------------------------------
   First quarter ended September 30                $ 7 3/4   5 1/32   $     .03
   Second quarter ended December 31                  6 1/8   3 7/8          .03
   Third quarter ended March 31                      5 3/4   3 5/8          .03
   Fourth quarter ended June 30                      6 1/8   3 3/4          .03

-------------------------------------------------------------------------------
FISCAL 1997
-------------------------------------------------------------------------------
   First quarter ended September 30                $ 6 1/8   4 3/8    $     .03
   Second quarter ended December 31                  5 3/8   4 1/4          .03
   Third quarter ended March 31                      5 1/4   4 1/4          .03
   Fourth quarter ended June 30                      6 1/4   4 5/8          .03

-------------------------------------------------------------------------------
FISCAL 1996
-------------------------------------------------------------------------------
   First quarter ended September 30                $10 7/8   8 1/8    $     .03
   Second quarter ended December 31                  9 7/8   5 3/8          .03
   Third quarter ended March 31                      6 3/8   4 1/2          .03
   Fourth quarter ended June 30                      7 1/4   4 3/4          .03


As of June 30, 1998, the Company had approximately 750 holders of record of its common shares.


ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
-------------------------------------------------------------------------------
IN THOUSANDS

                                                                          June 30
------------------------------------------------------------------------------------------------
ASSETS                                                        1998           1997           1996
------------------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                              $    959          4,118          2,368
   Receivables, less allowance for doubtful
      receivables of $571 in 1998,
      $564 in 1997 and $739 in 1996                          9,274         11,784         10,433
   Inventories                                              10,062         11,100         13,446
   Other current assets                                      2,012          1,371          1,532
------------------------------------------------------------------------------------------------
       Total current assets                                 22,307         28,373         27,779
------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost less accumulated
   depreciation and amortization                            19,424         21,188         23,618
Other assets                                                   571            135             69
------------------------------------------------------------------------------------------------
       TOTAL ASSETS                                       $ 42,302         49,696         51,466
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------
Current Liabilities:
   Current installments of long-term debt                 $    367            386            713
   Short-term bank borrowings                                  570             --          6,400
   Accounts payable                                          5,147          4,265          5,450
   Accrued expenses                                          5,483          5,560          4,799
   Income taxes payable                                         --          1,581             89
------------------------------------------------------------------------------------------------
       Total current liabilities                            11,567         11,792         17,451
------------------------------------------------------------------------------------------------

Long-term debt, excluding current installments               7,607          5,926          3,036
Deferred income taxes                                           --            838          1,011
------------------------------------------------------------------------------------------------
       Total liabilities                                    19,174         18,556         21,498
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Commitments and contingencies                                   --             --             --
------------------------------------------------------------------------------------------------

Shareholders' Equity:
   Common shares without par value
   Authorized 15,000 shares                                 20,950         20,950         20,950
   Retained earnings                                        14,563         21,290         19,521
   Equity adjustment from foreign currency translation         713          2,073          2,847
   Employee stock purchase plan loans and
      deferred compensation                                   (106)          (177)          (354)
   Less cost of common shares in treasury                  (12,992)       (12,996)       (12,996)
------------------------------------------------------------------------------------------------
       Total shareholders' equity                           23,128         31,140         29,968
------------------------------------------------------------------------------------------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 42,302         49,696         51,466
------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
IN THOUSANDS EXCEPT PER SHARE DATA


                                                                        Years ended June 30
-------------------------------------------------------------------------------------------------
                                                               1998           1997           1996
-------------------------------------------------------------------------------------------------
Net sales                                                   $74,146         84,840         80,964
Cost of sales                                                62,557         65,769         65,604
-------------------------------------------------------------------------------------------------
   Gross profit                                              11,589         19,071         15,360
-------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                 14,565         15,598         16,749
Restructuring and unusual expenses                            5,063             --             --
-------------------------------------------------------------------------------------------------
   Operating income (loss)                                   (8,039)         3,473         (1,389)
-------------------------------------------------------------------------------------------------

Other Income (expense):
   Interest income                                               84            124            129
   Interest expense                                            (592)          (678)          (511)
   Currency exchange gain                                       105            393             81
   Settlement of patent infringement claim                       --            500             --
   Royalty income                                                --             37            118
   Other                                                         --             --           (122)
-------------------------------------------------------------------------------------------------
   Total other income (expense)                                (403)           376           (305)
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
   Income (loss) before income tax expense (benefit)         (8,442)         3,849         (1,694)
-------------------------------------------------------------------------------------------------

Income tax expense (benefit)                                 (2,261)         1,494            465
-------------------------------------------------------------------------------------------------
   NET INCOME (LOSS)                                        $(6,181)         2,355         (2,159)
-------------------------------------------------------------------------------------------------
   Net income (loss) per common share, basic and dilutive   $ (1.26)           .48           (.40)
-------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
IN THOUSANDS EXCEPT PER SHARE DATA

                                                                                                 Employee
                                                                                           Stock Purchase
                                                                                  Foreign      Plan Loans
                                               Common shares        Retained     currency    and Deferred         Treasury shares
Years ended June 30, 1998, 1997 and 1996    Shares       Amount     earnings  translation    Compensation       Shares       Amount
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1995                      6,850      $20,896      $22,325      $ 3,774           $(768)      (1,480)    $ (9,747)
-----------------------------------------------------------------------------------------------------------------------------------
   Net loss                                     --           --       (2,159)          --              --           --           --
   Dividends ($.12 per share)                   --           --         (645)          --              --           --           --
   Equity adjustments from foreign
      currency translation                      --           --           --         (927)             --           --           --
   Stock purchase plan repayments               --           --           --           --             192           --           --
   Amortization of deferred compensation        --           --           --           --             151           --           --
   Stock purchase plan terminations,
      including the loss on disposition
      of stock held by the plan trust           --           (5)          --           --              71           --           --
   Stock awards                                  1            7           --           --              --           --           --
   Purchase of treasury stock                   --           --           --           --              --         (499)      (3,372)
   Stock options exercised                      --            3           --           --              --           --           --
   Investment in RNBelgium                      --           49           --           --              --           20          123

-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1996                     6,851      $20,950       19,521        2,847            (354)      (1,959)    $(12,996)
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                   --           --        2,355           --              --           --           --
   Dividends ($.12 per share)                   --           --         (586)          --              --           --           --
   Equity adjustments from foreign
      currency translation                      --           --           --         (774)             --           --           --
   Stock purchase plan repayments               --           --           --           --              93           --           --
   Amortization of deferred compensation        --           --           --           --              51           --           --
   Stock purchase plan terminations             --           --           --           --              33           --           --

-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1997                     6,851      $20,950       21,290        2,073            (177)      (1,959)    $(12,996)
-----------------------------------------------------------------------------------------------------------------------------------
   Net loss                                     --           --       (6,181)          --              --           --           --
   Dividends ($.12 per share)                   --           --         (587)          --              --           --           --
   Equity adjustments from foreign
      currency translation                      --           --           --       (1,360)             --           --           --
   Stock purchase plan repayments               --           --           --           --              60           --           --
   Amortization of deferred compensation        --           --           --           --              11           --           --
   Stock purchase plan forfeitures              --           --           38           --              --           (7)         (38)
   Stock options exercised                      --           --           --           --              --            5           32
   Treasury shares sold                         --           --            3           --              --            2           10

-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                     6,851      $20,950      $14,563      $   713           $(106)      (1,959)    $(12,992)
-----------------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
IN THOUSANDS

                                                                              Years ended June 30
------------------------------------------------------------------------------------------------------
                                                                        1998         1997         1996
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                    $(6,181)       2,355       (2,159)
   Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
         Elimination of RNBelgium goodwill                                --           --          636
         Depreciation and amortization                                 8,557        5,451        6,135
         Reduction and disposal of property plant and equipment          360          233        1,971
         (Increase) decrease in receivables                            2,510       (1,351)       1,776
         (Increase) decrease in inventories                            1,038        2,346       (2,168)
         (Increase) decrease in other current assets                    (498)          67          731
         Increase (decrease) in accounts payable and accrued expenses    805         (424)        (338)
         Increase (decrease) in income taxes payable                  (1,581)       1,492         (352)
         (Increase) decrease in deferred income taxes                 (1,409)         (79)         110
------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                  3,601       10,090        6,342
------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Capital expenditures                                               (7,818)      (4,202)      (7,474)
   Proceeds from the sale of property plant and equipment                 --          117           --
   (Increase) decrease in other assets                                   (47)         (83)          41
------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                              (7,865)      (4,168)      (7,433)
------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Proceeds from short-term bank borrowings                              570           --        6,262
   Repayment of short-term bank borrowings                                --         (300)        (389)
   Proceeds from long-term debt                                        3,250           --          193
   Repayment of long-term debt                                        (1,426)      (3,189)        (723)
   Cash dividends                                                       (587)        (586)        (645)
   Issuance of common shares                                              --           --            5
   Sale of treasury shares                                                13           --           --
   Purchase of treasury shares                                            --           --       (3,372)
   Repayment of employee stock purchase plan loans                        60           93          192
   Proceeds from stock purchase plan terminations                         --           33           66
   Proceeds from exercised stock options                                  32           --            3
------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities           1,912       (3,949)       1,592
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                 (807)        (223)        (593)
------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                      (3,159)       1,750          (92)
Cash and cash equivalents at beginning of year                         4,118        2,368        2,460
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $   959        4,118        2,368
------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
IN THOUSANDS EXCEPT PER SHARE DATA

-------------------------------------------------------------------------------
NOTE 1 NATURE OF OPERATIONS AND ORGANIZATIONS
-------------------------------------------------------------------------------

Robinson Nugent, Inc. designs, manufactures, and markets electronic connectors, integrated circuit sockets and cable assemblies. Its products are sold throughout the world for use by manufacturers of computers, networks and telecommunications equipment, industrial controls, and a wide variety of other products to interconnect components of electronic systems.

-------------------------------------------------------------------------------
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

-------------------------------------------------------------------------------

Cash and Cash Equivalents. Cash and cash equivalents are defined as cash in banks and investment instruments having maturities of ninety-one days or less on their acquisition date.

-------------------------------------------------------------------------------

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

-------------------------------------------------------------------------------

Property, Plant and Equipment. Depreciation is provided by the straight-line method over the estimated useful lives of buildings, ranging from 30 to 45 years, and machinery and equipment, ranging from 3 to 12 years, for financial reporting purposes. Depreciation expense includes the amortization of buildings capitalized under lease obligations in accordance with Statement of Financial Accounting Standards No. 13 - "Accounting for Leases". Depreciation expense was $8,507 in 1998, $5,383 in 1997 and $5,901 in 1996.

-------------------------------------------------------------------------------

Income Taxes. The Company follows SFAS No. 109 - "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or income tax return. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax laws or rates.

-------------------------------------------------------------------------------

Research, Development and Engineering. Research, development, and engineering expenditures for the creation and application of new and improved products and manufacturing processes were approximately $3,950 in 1998, $3,400 in 1997 and $3,700 in 1996. Research, development and engineering costs are charged to operations as incurred.

-------------------------------------------------------------------------------

Government Incentive Grants. The Company has received an incentive grant, from the government in Scotland related to capital expenditures for equipment and machinery over the period of 1995 1998. The Company's policy is to recognize this capital expenditure grant over the estimated useful life of the equipment and machinery. The financial statements include grant income of approximately $254 in 1998, $272 in 1997 and $231 in 1996.

-------------------------------------------------------------------------------

Disclosure of Certain Significant Risks and Uncertainties. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company's periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties and concentrations in products, sources of supply and markets that could affect the financial statements and future operations of the Company.

-------------------------------------------------------------------------------

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company has cash investment policies that limit the amount of credit exposure to any one issuer and restrict placement of these investments to issuers evaluated as credit worthy. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies.

-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------

New Accounting Standards. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" in 1998. SFAS No 128 specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). This Statement's objective is to simplify the computation of earnings per share and to make the U.S. standard for computing earnings per share more comparable with EPS standards of other countries.

The Financial Accounting Standards Board has issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."

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

-------------------------------------------------------------------------------

International Operations. In connection with its international operations, the Company is subject to various risks inherent in foreign activities. These risks may include unstable economic and political conditions, changes in trade policies and regulations of countries involved, fluctuations in currency exchange rates and requirements for letters of credit or bank guarantees. Most of the Company's international


                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
-------------------------------------------------------------------------------

operations are in western European countries, mainly Great Britain, Switzerland, Belgium and the Netherlands and to a lesser degree in the Asian countries of Japan, Singapore and Malaysia. The Company is exposed to risks associated with fluctuations in exchange rates including the Swiss franc, British pound sterling, Deutsche mark, Malaysian ringgit and the Netherlands guilder. The Company limits its exposure to these risks by incurring and paying for its expenses in the same currencies as those of its revenue. It is the Company's policy not to enter into derivative financial instruments for speculative purposes. There were no derivative financial instruments outstanding as of June 30, 1998.

-------------------------------------------------------------------------------

Common Share Data. Per common share data for 1998, 1997 and 1996 is presented using basic and dilutive weighted average number of common shares outstanding.

The following is the reconciliation of the numerators and denominators used to compute the net income (loss) per common share, basic and dilutive:

-------------------------------------------------------------------------------------------------------------
                                                                           1998           1997           1996
-------------------------------------------------------------------------------------------------------------
Numerator
   Income (loss) available to common shareholders                       $(6,181)         2,355         (2,159)
Denominator
   Basic-weighted shares outstanding (in thousands)                       4,892          4,892          5,333
   Stock options                                                             --             19             --
-------------------------------------------------------------------------------------------------------------
   Dilutive-weighted shares outstanding (in thousands)                    4,892          4,911          5,333
-------------------------------------------------------------------------------------------------------------
   NET INCOME (LOSS) PER COMMON SHARE, BASIC AND DILUTIVE               $ (1.26)           .48           (.40)
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 3 INVENTORIES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                           1998           1997           1996
-------------------------------------------------------------------------------------------------------------
Inventories consist of the following:
Finished goods                                                          $ 2,970          3,873          4,526
Work in process                                                           5,595          5,933          7,021
Raw material and supplies                                                 1,497          1,294          1,899
-------------------------------------------------------------------------------------------------------------
      Total                                                             $10,062         11,100         13,446
-------------------------------------------------------------------------------------------------------------

A portion of the gold and gold content in inventories is provided under a consignment agreement with a bank. Under terms of the gold consignment agreement, the Company has pledged certain inventories with gold content as collateral. Such inventories were approximately $350 at June 30, 1998.

-------------------------------------------------------------------------------
NOTE 4 PROPERTY, PLANT AND EQUIPMENT
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                           1998           1997           1996
-------------------------------------------------------------------------------------------------------------
A summary of property, plant and equipment follows:
Land                                                                    $   732            808            836
Buildings                                                                12,942         12,464         12,886
Machinery and equipment                                                  49,416         46,778         47,122
-------------------------------------------------------------------------------------------------------------
                                                                         63,090         60,050         60,844
-------------------------------------------------------------------------------------------------------------

Less accumulated depreciation and amortization                           43,666         38,862         37,226
-------------------------------------------------------------------------------------------------------------
      TOTAL                                                             $19,424         21,188        23,618
-------------------------------------------------------------------------------------------------------------

In June of 1997, management approved a plan to move all of its electro-plating and component assembly operations from its plant in Delemont, Switzerland, to its facility in Inchinnan, Scotland, and to sell the facility in Delemont. Management has evaluated the current market value of this building and estimates that its net realizable value should be approximately equal to the net book value of $2,000.


ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
IN THOUSANDS EXCEPT PER SHARE DATA

-------------------------------------------------------------------------------
NOTE 5 ACCRUED EXPENSES
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                            1998           1997           1996
----------------------------------------------------------------------------------------------
A summary of accrued expenses follows:
Compensation                                              $  955          1,560          1,394
Commissions                                                  721            741            719
Distributor allowances                                       447            885            692
State and local taxes                                        440            510            548
Pension and retirement plans                                  52            273            267
Deferred grant income                                         --            217            300
Provision for closure of North Carolina plant              1,432             --             --
Other                                                      1,436          1,374            879
----------------------------------------------------------------------------------------------
      Total                                               $5,483          5,560          4,799
----------------------------------------------------------------------------------------------

In May of 1998, management approved a plan to move all of its cable assembly operations from its plant in Kings Mountain, North Carolina, to a leased facility in Reynosa, Mexico. The provision for the closure of this facility includes the present value of the remaining future lease payments on this building, plus accruals for severance payments and other costs related to this closure.

-------------------------------------------------------------------------------
NOTE 6 DEBT
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                          1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------
Long-term debt consists of the following:
United States' obligation:
         Loans under a long-term credit agreement                                       $6,180          4,000             --
         Obligation under purchase agreement for the acquisition
           of RN Belgium, interest imputed at 8%, paid off in June 1997                     --             --            567
Foreign obligations:
         6.875% fixed-rate real estate mortgage, payable in annual installments
           through 2004, with interest                                                   1,335          1,594          2,092
         7.25% fixed-rate real estate mortgage, payable in quarterly
           installments through 2000                                                       142            214            318
         7.65% fixed-rate real estate mortgage payable in quarterly
           installments through 2001                                                       106            150            217
         10.0% capitalized lease obligation, payable to bank in
           monthly installments through 2002                                               123            237            274
         Other long-term debt                                                               88            117            281
----------------------------------------------------------------------------------------------------------------------------
           Total                                                                         7,974          6,312          3,749
----------------------------------------------------------------------------------------------------------------------------

         Less current installments of long-term debt                                       367            386            713
----------------------------------------------------------------------------------------------------------------------------
           LONG-TERM DEBT                                                               $7,607          5,926          3,036
----------------------------------------------------------------------------------------------------------------------------

In September 1998, the Company agreed to amend the long-term credit agreement with its primary lending institution. This agreement provides for up to $8 million in revolving credit loans and is secured by a lien on inventories and receivables. The Company had $1.82 million in unused and available credit under this agreement at June 30, 1998. The average interest rate on this debt was 7.19%. This agreement includes various operating and financial covenants, including a minimum current ratio, a maximum ratio of indebtedness to tangible net worth, a minimum fixed charge coverage ratio and a funded debt ratio. The agreement terminates in December 2001, and can be extended by mutual consent of the Company and the bank.

The aggregate maturities of long-term debt for the five years ending June 30, 2003, amount to $367 in 1999, $349 in 2000, $296 in 2001, $6,408 in 2002,
$195  in 2003 and $359 thereafter.

Total interest paid under the long-term debt agreements was $539 in 1998, $363 in 1997 and $259 in 1996.

Total interest paid under the short-term bank borrowings was $3 in 1998, $315 in 1997 and $252 in 1996.

In addition, the Company has short-term lines of credit available in Malaysia and Belgium at interest rates of 13.80% and 8.75%, respectively. Total unused and available credit under these agreements was approximately $269, as of June 30, 1998.

The weighted average interest rate on short-term debt was 8.5% in 1998 and 7.2% in 1996. There was no outstanding short-term debt as of June 30, 1997.

Property, plant, equipment and other current assets, with an approximate net book value of $4,360, is pledged as collateral under the various long-term debt agreements.


                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES

In April 1998, the Company entered into a short-term financing agreement with a bank to purchase software associated with the Robinson Nugent Information System Enhancement Project. The Company has obtained $570 in short-term borrowings under this agreement as of June 30, 1998. Interest on the outstanding borrowings, at the bank's prime rate (8.5% at June 30, 1998) is payable monthly. The Company will pay off this short-term loan and enter into an operating lease for this software in September, 1998.

-------------------------------------------------------------------------------
NOTE 7 FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

The fair values of the Company's noncurrent financial liabilities are shown below. The fair values of current assets and current liabilities are assumed to be equal to their reported carrying amounts.

-------------------------------------------------------------------------------
                           1998                 1997                 1996
-------------------------------------------------------------------------------
                    Carrying   Fair       Carrying   Fair       Carrying   Fair
                      Amount  Value         Amount  Value         Amount  Value
-------------------------------------------------------------------------------
Long-term debt        $7,974  7,872          6,312  6,190          3,749  3,587
-------------------------------------------------------------------------------

The valuations for long-term debt are determined based on the expected future payments discounted at risk-adjusted rates.

-------------------------------------------------------------------------------
NOTE 8 INCOME TAXES
-------------------------------------------------------------------------------

The provision (benefit) for income taxes follows:

-------------------------------------------------------------------------------
                                             1998           1997           1996
-------------------------------------------------------------------------------
Current:
   Federal                                $(1,132)         1,098             65
   State                                      (38)           172             (8)
   Foreign                                    318            303            298
-------------------------------------------------------------------------------
      Total current                          (852)         1,573            355
-------------------------------------------------------------------------------

Deferred:
   Federal                                 (1,149)           (44)           216
   State                                     (173)            (2)            40
   Foreign                                    (87)           (33)          (146)
-------------------------------------------------------------------------------
      Total deferred                       (1,409)           (79)           110
-------------------------------------------------------------------------------
         TOTAL                            $(2,261)         1,494            465
-------------------------------------------------------------------------------

The following reconciles income taxes computed at the U.S. Federal statutory rate to income taxes reported for financial reporting purposes:

-------------------------------------------------------------------------------------------------------------
                                                                           1998           1997           1996
-------------------------------------------------------------------------------------------------------------
Income tax expense (benefit) at statutory rate                          $(2,870)         1,309           (576)
Non-U.S. tax-exempt (earnings) losses                                       729           (146)           791
Tax-exempt earnings of FSC                                                   --            (89)            33
Foreign taxes, net of U.S. tax credit                                       197            293            175
State and local taxes, net of U.S. Federal income tax                      (139)           112             21
Research and experimentation credit                                         (59)           (44)            --
Other                                                                      (119)            59             21
-------------------------------------------------------------------------------------------------------------
   Income taxes as reported                                             $(2,261)         1,494            465
-------------------------------------------------------------------------------------------------------------

No U.S. Federal income taxes have been provided at June 30, 1998, on approximately $6,685 of accumulated earnings of certain foreign subsidiaries since the Company plans to reinvest such amounts for an indefinite future period.

The Company made income tax payments, net of tax refunds received, of $770 in 1998, $1 in 1997 and $805 in 1996.

The net current and non-current components of deferred income taxes recognized in the balance sheet at June 30 follows:

-------------------------------------------------------------------------------
                                             1998           1997           1996
-------------------------------------------------------------------------------
Net current assets                       $    745            602            696
Net non-current assets (liabilities)          428           (838)         1,011
-------------------------------------------------------------------------------
   Net assets (liabilities)               $ 1,173           (236)          (315)
-------------------------------------------------------------------------------


ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
IN THOUSANDS EXCEPT PER SHARE DATA

-------------------------------------------------------------------------------
NOTE 8 INCOME TAXES (CONTINUED)
-------------------------------------------------------------------------------

The tax effect of the significant temporary differences that comprise the deferred tax assets and liabilities at June 30 follows:

-------------------------------------------------------------------------------------------------------------
                                                                           1998           1997           1996
-------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Net operating loss carryforwards                                    $  1,504            815            900
   Employee compensation and benefits                                       355            322            276
   Inventories and other current assets                                     247            258            275
   State and local income taxes,
   net of U.S. Federal income tax benefit                                   141             23             43
   Plant closing settlement costs                                           541             --             --
   Other accrued expenses                                                    68             42             32
-------------------------------------------------------------------------------------------------------------
      Total deferred tax assets                                        $  2,856          1,460          1,526
-------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and amortization                                           (179)          (881)          (941)
-------------------------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                       (179)          (881)          (941)
-------------------------------------------------------------------------------------------------------------
      Net deferred tax assets before valuation allowance                  2,677            579            585
-------------------------------------------------------------------------------------------------------------

Deferred tax assets valuation allowance                                  (1,504)          (815)          (900)
-------------------------------------------------------------------------------------------------------------
      NET DEFERRED TAX ASSETS (LIABILITIES)                               1,173           (236)          (315)
-------------------------------------------------------------------------------------------------------------

During the year the Company has recognized a tax benefit of approximately $546 for deferred tax assets related to the U.S. operations. Management anticipates future taxable income from U.S. operations will utilize these tax assets.

At June 30, 1998, certain foreign subsidiaries have accumulated net operating loss carryforwards of $5,289, which begin to expire in various years through 2013. Management is unable at this time to project future taxable income that will utilize the deferred benefit of these loss carry-forwards. As a result, a valuation allowance has been established of $1,504.

The tax benefit of these carryforwards will be recognized when management is able to project future taxable income of these foreign subsidiaries.

The change in the deferred income tax expense (benefit) represents the effect of changes in the amounts of temporary differences. The tax effect of changes in those temporary differences is presented below:

----------------------------------------------------------------------------------------------------------------------------
                                                                                          1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                          $  (702)           (63)            47
State and local income taxes, net of U.S. Federal income tax benefit                      (118)            20             25
Employee compensation and benefits                                                         (33)            --             --
Plant closing settlement costs                                                            (541)            --             --
Accrued expenses                                                                           (26)           (63)            98
Foreign tax                                                                                 --             --            (86)
Minimum tax credit                                                                          --             10            (10)
Inventories and other current assets                                                        11             17             36
----------------------------------------------------------------------------------------------------------------------------
   Total                                                                               $(1,409)           (79)           110
----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 9 LEASED ASSETS AND LEASE COMMITMENTS
-------------------------------------------------------------------------------

The consolidated financial statements include land and buildings under a capital lease as follows:

----------------------------------------------------------------------------------------
                                                      1998           1997           1996
----------------------------------------------------------------------------------------
Land and buildings                                $    497            802          1,807
Less accumulated amortization                          124            118            594
----------------------------------------------------------------------------------------
   Net assets under a capitalized lease                373            684          1,213
----------------------------------------------------------------------------------------

The Company leases office and plant facilities, automobiles, computer systems, and certain other equipment under noncancelable operating leases, which expire at various dates. Taxes, insurance, and maintenance expenses are normally obligations of the Company. Rental expenses charged to operations under operating leases amounted to $1,359 in 1998, $1,312 in 1997 and $1,342 in 1996.


                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
NOTE 9 LEASED ASSETS AND LEASE COMMITMENTS (CONTINUED)
-------------------------------------------------------------------------------

A summary of future minimum lease payments follows:

-------------------------------------------------------------------------------
                                                           Year ending June 30
-------------------------------------------------------------------------------
                                                         Capital      Operating
                                                           lease         leases
                                                        -----------------------
1999                                                      $   36            879
2000                                                          36            684
2001                                                          37            573
2002                                                          37            460
2003                                                           4            425
Later Years                                                    _            247
-------------------------------------------------------------------------------
   Total minimum lease payments                              150          3,268
-------------------------------------------------------------------------------

Less amount representing interest                             27
-------------------------------------------------------------------------------
   PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS
       (INCLUDED IN LONG-TERM DEBT)                       $  123             16
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NOTE 10 EMPLOYEE BENEFITS
-------------------------------------------------------------------------------

The Company has a defined contribution pension plan and a defined contribution 401(k) plan for eligible employees in the United States. Annual contributions by the Company to the defined contribution pension plan are based upon specified percentages of the annual compensation of participants. Under the terms of the 401(k) plan, employees may contribute a portion of their compensation to the plan and the Company makes matching contributions up to a specified level. The contributions charged to expense under the defined contribution plans were $524 in 1998, $488 in 1997 and $488 in 1996.

Personnel in Europe and Asia are provided retirement benefits under various programs that are regulated by foreign law. Annual contributions are generally regulated in amount and shared equally by the Company and its employees. The Company's share of annual contributions to the aforementioned foreign defined contribution plans was $254 in 1998, $380 in 1997 and $335 in 1996.

-------------------------------------------------------------------------------
NOTE 11 STOCK OPTION PLANS
-------------------------------------------------------------------------------

In September 1993, a stock option plan for eligible employees and nonemployee directors was adopted by the Board of Directors and subsequently approved, in November 1993, by the shareholders of the Company. The new plan replaced plans that expired in April 1993. Under the terms of the new plan, the Board of Directors is authorized to grant options in the aggregate of 500 common shares of the Company to eligible employees and a predetermined annual number of shares to nonemployee directors at prices not less than the market value at the date of grant. In 1998, the Board of Directors authorized an additional 500 common shares to the pool of shares available for option grants under the terms of the plan. Fifty percent of the options are exercisable after the first anniversary of the date of grant. One hundred percent of the options are exercisable after the second anniversary date of the grant. All options expire ten years after the date of the grant. Terms and conditions of the new plan are similar to those of the expired plans.

The following is a summary of the option transactions under the expired plans and the plan adopted in 1993.

--------------------------------------------------------------------------------------------
1998                                        SHARES   WEIGHTED AVERAGE OPTION PRICE PER SHARE
--------------------------------------------------------------------------------------------
Shares under option at beginning of year       500                                $     6.56
        Granted                                144                                      6.25
        Expired                                (19)                                    10.88
        Cancelled                              (43)                                     7.09
        Exercised                               (5)                                     6.17
--------------------------------------------------------------------------------------------
Shares under option at end of year             577                                      6.30
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
1997                                        SHARES   WEIGHTED AVERAGE OPTION PRICE PER SHARE
--------------------------------------------------------------------------------------------
Shares under option at beginning of year       385                                $     7.62
        Granted                                204                                      5.19
        Expired                                 (3)                                    11.50
        Cancelled                              (86)                                     7.92
--------------------------------------------------------------------------------------------
Shares under option at end of year             500                                      6.56
--------------------------------------------------------------------------------------------


ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
IN THOUSANDS EXCEPT PER SHARE DATA

-------------------------------------------------------------------------------
NOTE 11 STOCK OPTION PLANS (CONTINUED)
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
1996                                        SHARES   WEIGHTED AVERAGE OPTION PRICE PER SHARE
--------------------------------------------------------------------------------------------
Shares under option at beginning of year       291                                 $    7.16
        Granted                                103                                      9.08
        Expired                                 (1)                                    13.25
        Cancelled                               (7)                                     9.14
        Exercised                               (1)                                     6.63
--------------------------------------------------------------------------------------------
Shares under option at end of year             385                                      7.62
--------------------------------------------------------------------------------------------

A total of 360, 282, and 242 shares at an average option price per share of $6.59, $7.34, and $7.00 were exercisable and 532, 130, and 252 shares were available for future grants at June 30, 1998, 1997 and 1996, respectively.

The following table summarizes information about stock options outstanding at June 30, 1998:

---------------------------------------------------------------------------------------------------------------------------
                                 Options Outstanding                                               Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
                                                 Weighted              Weighted                                    Weighted
                             Number               average               average                Number               average
       Range of         outstanding             remaining              exercise           exercisable             exercised
exercise prices          at 6/30/98      contractual life                 price            at 6/30/98                 price
$4.00 to 5.875                  262                  4.76                $ 4.79                   165                $ 4.61
$6.00 to 7.375                  170                  7.22                $ 6.46                    50                $ 6.57
$8.625 to 9.25                  145                  6.35                $ 8.85                   145                $ 8.85
---------------------------------------------------------------------------------------------------------------------------
$4.00 to 9.25                   577                  5.89                $ 6.30                   360                $ 6.59
---------------------------------------------------------------------------------------------------------------------------

The weighted average fair value of options granted during 1998, 1997, and 1996 were $2.19, $1.64, and $3.18, respectively.

The fair value of each stock option granted in 1998, 1997 and 1996 was estimated as of the date of the grant using the Black-Scholes option-pricing model with the following assumptions for 1998, 1997, and 1996, respectively: dividend yield of 1.6% to 2.8%,1.3% to 2.6%, and 1.3% to 2.6%; volatility factor of 37%, 32%, and 32%; a range of risk-free interest rates of 5.5% to 6.0%, 5.9% to 6.7%, and 5.9% to 6.7%; and expected lives of 5 years for all three years.

In accordance with Accounting Principles Board No. 25, the Company has not recognized any compensation cost for the stock option plan. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

----------------------------------------------------------------------------------------------
                                                            1998           1997           1996
----------------------------------------------------------------------------------------------
Net income (loss)                     As reported        $(6,181)        $2,355        $(2,159)
                                        Pro forma         (6,471)         2,183         (2,283)

Earnings (loss) per share             As reported          (1.26)           .48           (.40)
                                        Pro forma          (1.32)           .45           (.43)

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts.

-------------------------------------------------------------------------------
NOTE 12 STOCK PURCHASE PLAN
-------------------------------------------------------------------------------

In 1993, the Company adopted an employee stock purchase plan for key employees that provided for participants of the plan to purchase common shares of the Company on the open market through an independent trustee. The plan permitted the Board of Directors to authorize interest-free loans to the participants for the purchase of stock. Shares are held in trust as collateral for the loans, which are payable by the participants of the plan over a period not to exceed ten years. The plan also provided for participants to receive from the Company a matching number of common shares of the Company, based upon a vesting schedule and the participants' level of purchased shares. The plan terminated in 1994 with respect to new participation. The loans ($98 in 1998, $158 in 1997 and $284 in 1996) and deferred compensation charges ($8 in 1998, $19 in 1997 and $70 in 1996) associated with the plan are classified as a reduction of shareholders' equity. The amortization of the deferred compensation charged to expense was $11 in 1998, $51 in 1997 and $151 in 1996.


                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
NOTE 13 SHAREHOLDER RIGHTS PLAN
-------------------------------------------------------------------------------

The Company adopted a shareholder rights plan in April 1988 for the purpose of deterring coercive or unfair takeover tactics and encouraging a potential acquirer to negotiate with the Board of Directors before attempting to gain control of the Company. Under the terms of the plan, rights to purchase additional common shares were distributed as a dividend to shareholders of record on May 6, 1988, and will be distributed with respect to shares which are issued after May 6, 1988. The rights are attached to each issued and outstanding share and were to expire on April 15, 1998. The Plan was amended in January 1998 to extend expiration date to April 15, 2008. At issuance, the rights are not exercisable and are not detachable from common shares. Accordingly, the rights do not provide any immediate value to shareholders. The Company may redeem the rights for one cent per right at any time prior to becoming exercisable. The rights become exercisable ten days after public disclosure that a person acquired 20% or more, or commenced a tender offer or exchange offer for 30% or more, of the issued and outstanding common shares, unless such acquisition or tender offer was approved in advance by the disinterested directors of the Company. Thereafter, the rights will trade separately from the common shares, and separate certificates representing the rights will be issued. Each right grants an eligible holder the right to purchase for $40.00 additional common shares of the Company, or in the event of certain mergers or business combinations, additional shares of the survivor's common shares. The number of common shares to be issued upon exercise of a right is based upon the then current market value of the common shares, subject to certain adjustments.

-------------------------------------------------------------------------------
NOTE 14 SETTLEMENT OF PATENT INFRINGEMENT CLAIM
-------------------------------------------------------------------------------

In April 1997, the Company accepted a lump sum payment and recognized pretax income of $500 ($315 after related income taxes) from a settlement of a patent infringement claim against a competitor.

-------------------------------------------------------------------------------
NOTE 15 SIGNIFICANT CUSTOMER
-------------------------------------------------------------------------------

No sales to a single customer exceeded 10% of total sales in 1998, 1997 or 1996.

-------------------------------------------------------------------------------
NOTE 16 BUSINESS SEGMENT AND FOREIGN SALES
-------------------------------------------------------------------------------

The Company operates within the electronic connectors segment of the electronics industry. Products are sold throughout the world for use by manufacturers of computers, telecommunications equipment, automobiles, industrial controls, medical instrumentation, and a wide variety of other products to interconnect components of electronic systems. The sales and marketing operations outside the United States are conducted in Japan, Singapore, the Netherlands and Sweden. During 1998, the Company had manufacturing operations located in the United States, Scotland, Belgium, and Malaysia.


ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
IN THOUSANDS EXCEPT PER SHARE DATA

-------------------------------------------------------------------------------
NOTE 16 BUSINESS SEGMENT AND FOREIGN SALES (CONTINUED)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Sales                                        1998           1997           1996
-------------------------------------------------------------------------------
United States
   Domestic                              $ 46,955         52,849         51,664
   Export:
      Europe                                   78             57             58
      Asia                                      7            194          1,285
      Rest of World                         1,653          2,128          1,447
-------------------------------------------------------------------------------
         Total sales to customers          48,693         55,228         54,454
-------------------------------------------------------------------------------

   Intercompany                             7,342          8,447          6,813
-------------------------------------------------------------------------------
         Total United States               56,035         63,675         61,267
-------------------------------------------------------------------------------

Europe
   Domestic                                18,472         21,552         19,553
   Export:
      Asia                                     -            422           1,752
-------------------------------------------------------------------------------
         Total sales to customers          18,472         21,974         21,305
-------------------------------------------------------------------------------

   Intercompany                             3,806          4,293          3,517
-------------------------------------------------------------------------------
         Total Europe                      22,278         26,267         24,822
-------------------------------------------------------------------------------

Asia
   Domestic                                 6,981          7,543          5,120
   Export to rest of world                     --             95             85
-------------------------------------------------------------------------------
         Total sales to customers           6,981          7,638          5,205
-------------------------------------------------------------------------------

   Intercompany                             4,128          2,883          2,448
-------------------------------------------------------------------------------
         Total Asia                        11,109         10,521          7,653
-------------------------------------------------------------------------------

Eliminations                              (15,276)       (15,623)       (12,778)
-------------------------------------------------------------------------------
   CONSOLIDATED                          $ 74,146         84,840         80,964
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
-------------------------------------------------------------------------------
United States                            $ 34,274         39,310         38,984
Europe                                     14,544         16,891         17,349
Asia                                        3,417          5,739          4,704
Eliminations                              (11,933)       (12,244)        (9,571)
-------------------------------------------------------------------------------
   Consolidated                          $ 42,302         49,696         51,466
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
-------------------------------------------------------------------------------
United States                            $ (6,298)         3,939            384
Europe                                     (2,217)           205         (1,546)
Asia                                           73           (295)          (532)
-------------------------------------------------------------------------------
   Consolidated                          $ (8,442)         3,849         (1,694)
-------------------------------------------------------------------------------

Intercompany sales of finished products were generally priced to share profits based upon current market conditions. Items requiring further processing were priced at cost plus a fixed percentage.


                                         ROBINSON NUGENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------
NOTE 17 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
-------------------------------------------------------------------------------

                                                                                  Three months ended
----------------------------------------------------------------------------------------------------------------------------
For the year ended June 30, 1998                  Sept. 30, 1997    Dec. 31, 1997    Mar. 31, 1998    June 30, 1998    Total
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                $18,543           19,576           19,658           16,369   74,146
Gross profit                                            $  3,386            3,524            2,929            1,750   11,589
Net loss                                                $   (132)            (232)          (3,288)          (2,529)  (6,181)
Net loss per common share, basic and dilutive           $   (.03)            (.05)            (.67)            (.52)   (1.26)
Dividends per common share                              $    .03              .03              .03              .03      .12

                                                                                  Three months ended
----------------------------------------------------------------------------------------------------------------------------
For the year ended June 30, 1997                  Sept. 30, 1996    Dec. 31, 1996    Mar. 31, 1997    June 30, 1997    Total
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                $21,123           20,100           21,651           21,966   84,840
Gross profit                                             $ 4,727            4,248            5,177            4,919   19,071
Net income                                               $   402              138              939              876    2,355
Net income per common share, basic and dilutive          $   .08              .03              .19              .18      .48
Dividends per common share                               $   .03              .03              .03              .03      .12


Net income (loss) per share amounts are calculated independently for each of the periods presented. The sum of the quarters may not equal the full year net income (loss) per share amounts.

Fourth quarter 1998 revenue was down $5,600 compared to fourth quarter 1997. This revenue decrease reflected lower revenues in all the geographic regions served by the Company. The Company experienced lower sales in older, more mature, backpanel connectors and stamped or screw machine sockets and connectors.

Gross profits decreased primarily due to the lower volumes in the United States, Europe and Asia. Gross profits are net of engineering charges associated with new product development. Engineering charges amounted to $1,032 or 6.3% of net sales in the fourth quarter, compared to $993 or 4.5% of net sales in the prior year, and reflect a 3.9% increase in spending as the Company increased its investment in the development of new and improved product offerings.

The Company reported $1,970 of restructuring and unusual charges in the fourth quarter. These charges include $1,608 of restructuring charges related to the closure and move of the Company's North American cable assembly operations. In May of 1998, management approved a plan to move these operations from its plant in Kings Mountain, North Carolina to a new facility in Reynosa, Mexico. Assembly operations are expected to begin in Reynosa in September of 1998. Management anticipates that the closure of the North Carolina facility will be completed by December of 1998. An additional $280 of these restructuring and unusual charges relate to the cost of workforce reductions implemented to reduce the Company's cost structure. The remaining $82 of these charges relate to a reduction in the carrying value of certain assets. The charges incurred in the fourth quarter were part of a restructuring program that was initiated in the prior quarter.

-------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------

The Board of Directors and Shareholders of Robinson Nugent, Inc.:

We have audited the accompanying consolidated balance sheets of Robinson Nugent, Inc. and Subsidiaries, as of June 30 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The Consolidated Financial Statements of the Company as of and for the years ended June 30, 1997 and 1996, were audited by other auditors whose report, dated August 5, 1997, expressed an unqualified opinion on those consolidated statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 consolidated financial statements, present fairly in all material respects, the financial position of Robinson Nugent, Inc. and Subsidiaries as of June 30, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Louisville, Kentucky
July 31, 1998


ROBINSON NUGENT, INC. AND SUBSIDIARIES